[redacted]

G R U P P O M E D I A S E T

MEDIASET

082-04515

12g3-2(b)

RECEIVED

2009 DEC -4 A 6:19

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

09047436

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 30th November 2009

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of November.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 12/4

GRUPPO MEDIASET

12g3-2(b)

Press Release

Mediaset Board Meeting 10 November 2009

BOARD APPROVES RESULTS OF THE FIRST 9 MONTHS OF 2009

Consolidated Results

Net revenues: €2,652.1 million

Net profit: €184.2 million

Italy

Net revenues: €2,220.7 million

Net profit: €156.0 million

Television costs: -3.7%

Mediaset Premium pay TV revenues +63.6%

Ratings: Canal 5 Italy's most popular channel in the 24-hours

Mediaset channels confirm leadership in the 15-64 year-old audience

Spain

Net revenues: €432.2 million

Net profit: €62.2 million

Operating profitability: 19.1%

Ratings: Telecinco Spain's leading channel in prime time

The Board of Directors of Mediaset, met today under the Chairmanship of Fedele Confalonieri, to approve the company's quarterly report to 30 September 2009.

Also during the third quarter of this year the Group's results continued to be affected, particularly in Spain, by the deep recession in the world economy. A generalised difficulty that has led to a marked fall in advertising investments in the two countries in which the Mediaset Group operates.

In this context, the Group in Italy was nevertheless able to contain the fall in advertising revenues compared with its competitors, while consolidating its market share. In terms of ratings, leadership was confirmed in the commercial target of reference and the absolute primacy of Canale 5 across the entire TV audience in the current autumn guarantee period.

Moreover, strenuous efforts to control TV costs and the excellent performance of Mediaset Premium have made it possible to significantly mitigate, above all in Italy, the negative impact on margins created by the reduction in advertising revenue.

MEDIASET GROUP: CONSOLIDATED RESULTS

Performance in the first nine months of 2009 can be summarised as follows:

- the Mediaset Group's **consolidated net revenues** amounted to **€2,652.1 million** a reduction of 11.4% on the €2,993.9 million of the first nine months of 2008.
- the Group's **EBIT** came to **€380.9 million**, compared with €705.2 million in the first nine months of the previous year.
- **operating profitability** was **14.4%**, compared with 23.6% in the first nine months of 2008.
- **profit before taxation** and that attributable to third-party shareholders, amounted to **€329,4 million** compared with €609.0 million to 30 September 2008.
- **net profit** attributable to the Group came to **€184.2 million**, compared with the €355.8 million of the first nine months of the previous year.
- the Group's **net financial position** went from -€1,371.7 million on 31 December 2008 to **-€1,601.5 million** on 30 September 2009.
- in the first nine months of the year **net cash generation** amounted to **€300.3 million** compared with €548.4 million in the first nine months of the previous year.

It should be noted that, following the partnership agreement finalised on 30 June 2009 between RTI SpA and the private equity fund 21 Partner, the Mediaset Group's stake in Medusa Cinema SpA and Mesusa Multicinema SpA (businesses that in the first nine months of 2008 generated revenues of €35.6 million) has gone from 100% to 49%. Consequently the consolidated financial statements, both for the first half of 2008 and the first half of 2009 have been reclassified to show separately the contribution of these businesses and the economic impact of the operation.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- In the first nine months of 2009 **consolidated net revenues** amounted to **€2,220.7 million**, a fall of **1.7%** on the €2,259.5 million of the same period of the previous year. In the third quarter revenues grew by 2.5% thanks to the excellent performance of Mediaset Premium and a combination of other non-television activities (including Mediashopping and film distribution).

  gross television advertising revenues came to **€1,823.0 million**, a fall of 10.8% on the €2.043,2 million of the first nine months of 2008. This result highlights the progressive improvement achieved during the second and third quarters. In particular, in the third quarter revenues recorded a more limited fall of -7%.

According to Nielsen data for the first nine months of the year, the trend in advertising sales for Mediaset channels was markedly better that the overall trend in the advertising market as a whole (-18.4%) and the television advertising market (-17.4%), both net of Mediaset's contribution.

Mediaset Premium revenues: total revenues generated by Mediaset Premium came to €379.9 million, compared with €269.5 million in the first nine months of 2008 (+41.0%). Revenues from the characteristic business (sale of cards, recharges and Easy Pay) were up by 63.6%.
Active cards as of 30 September 2009 totalled around 2.9 million, compared with around 2.5 million in the same period of the previous year. A more than brilliant achievement, given that by 30 June 2009 more than 2 million Premium cards has expired.

- **EBIT** came to **€298.4 million**, compared with the €380.9 million of the first nine months of 2008, a reduction of 21.7%.

- Total television costs were **down by 3.7%** compared with the first nine months of 2008. In the third quarter there was a reduction of 5.9% compared with the same period of last year. This result confirms the scrupulous efficiency policy that reduces costs without having a negative impact of the appeal of the schedule or on the ratings of the Mediaset channels.

- **net profit** amounted to **€156.0 million**, compared with €248.5 million for the same period of the previous year.

TV ratings: in the first nine months of the year Mediaset channels confirmed their national leadership in all the time bands among viewers in the 15 to 64 year-old age range (the commercial target). During the period, Mediaset recorded a **41.4% share in prime time** and **41.6% in the 24 hours**.
Canale 5 is Italy's most popular channel in the commercial target, both in **prime time** (23.5%) and in the **24 hours** (22.3%). And at 20.8%, the channel confirmed its position as the leading channel in the 24 hours during the guarantee period (6 September – 9 November 2009).

Spagna

- In the first nine months of 2009 **consolidated net revenues** generated by the Telecinco Group came to **€432,2 million**, compared with €734.9 million in the same period of the previous year. This result was obviously due to the impact of the unfavourable trading and financial climate, at both a national and international level, which in Spain has been particularly dramatic.

- Despite this difficult background, there was a **reduction in total costs of 14.8%** compared with the same period of the previous year. This trend was also affected by the use of risk provisions booked in the first half of the year. Net of these

GRUPPO MEDIASET

measures, the reduction was of 7.8%, thanks to rigorous actions aimed at containing both scheduling and management costs.

- **EBIT** for the period came to **€82.5 million**, compared to €324.3 million in 2008.
- **Operating profitability** was **19.1%** (44.1% in the first nine months of 2008).
- **Pre-tax profit** came to **€58.5 million**, compared with €292.4 million the previous year.
- **Net profit** amounted to **€62,2 million** compared with €228.4 million for the first nine months of 2008.
- **TV ratings:** Telecinco consolidated its position as Spain's absolute leader with a **prime time share of 16.8%.**

GRUPPO MEDIASET

FORECAST FOR THE FULL YEAR

Despite what is expected to be a slight improvement in the short term, the economic scenario, as far as advertising investments are concerned in both Italy and Spain, is expected to remain extremely difficult for the remainder of the year.

In Italy, at the end of the first ten months of the year, gross advertising revenues for Mediaset channels had recorded a fall of 10.2%, compared with the -10.8% recorded at the end of nine months.
In the same period, total advertising sales, in other words including other media sold in concession by the Group, recorded a fall of 9.6% (-10.3% after nine months).

In line with the trends recorded in the second and third quarters, current evidence suggests that advertising sales in the last two months of 2009, which will be compared to the most critical period of the previous year, will continue to show an improving trend compared with the previous nine months of the year.

In the light of such trends, the results at the end of the first nine months, despite continued efforts to control television costs in recent months, at year end the Group is expected to post operating and consolidated net profits markedly lower than those of the previous year.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 10 November 2009

Department of Corporate Communications and Image
Tel. +39 022514.9251
Fax +39 022514.9286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 022514.7008
Fax +39 022514.8535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET

Highlights from the consolidated income statement (*) *in €m*

	Cumulative to 30 September		Q3	
	2009	2008	2009	2008
Consolidated net revenues	**2,652.1**	**2,993.9**	**700.4**	**746.6**
Labour costs	376.1	374.4	116.2	116.0
of which non-recurring income	1,082.8	1,104.4	315.5	305.0
Procurement, services and other costs	**1,458.9**	**1,478.8**	**431.7**	**421.0**
Operating costs	**1,193.2**	**1,515.0**	**268.7**	**325.6**
Gross operating profit	720.0	697.1	240.0	218.8
	92.3	112.7	22.2	46.5
Amortization and depreciations	**812.3**	**809.8**	**262.2**	**265.3**
Operating profit	**380.9**	**705.2**	**6.6**	**60.3**
((Losses)/gains from equity disposals	-	-	-	-
EBIT	**380.9**	**705.2**	**6.6**	**60.3**
Financial income /(charges)	(24.9)	(58.9)	(5.0)	(23.3)
Income/(charges) from investments	(26.6)	(37.3)	11.4	(13.1)
Profit before taxation	**329.4**	**609.0**	**12.9**	**23.9**
Income taxes	(108.0)	(136.7)	(6.8)	(2.3)
Net profit from operations	**221.5**	**472.3**	**6.2**	**21.6**
(Net profit from discontinued activities)	(0.5)	(2.2)	-	(0.9)
(Minority interest (profit)/loss	(36.7)	(114.3)	(2.7)	(15.0)
Profit for the Mediaset Group	**184.2**	**355.8**	**3.4**	**5.7**

Highlights from the consolidated balance sheet (*) *in €m*

	30/09/2009	31/12/2008
Television rights	2,727.0	2,396.1
Goodwill and consolidation differences	512.4	513.4
Other tangible/intangible assets	971.7	1,051.9
Financial assets	366.4	361.6
Net working capital & other assets/liabilities	(432.1)	(92.1)
Severance indemnity reserve	(103.0)	(103.4)
Net invested capital	**4,042.4**	**4,127.5**
Net Group assets	2,234.3	2,482.4
Shareholders' equity and minority interest	206.6	273.4
Net assets	**2,440.9**	**2,755.8**
Net financial position	**(1,601.5)**	**(1,371.7)**

(*) *The reclassified figures in the report are not subject to certification by the external auditors*

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MEDIASET



9M 2009 Results Presentation

10 November 2009



Broadcasting

MEDIASET 2009 9M | PRIME TIME Audience Share

January-September


2008
2009
INDIVIDUALS
Rai
43.3%
41.7%
MEDIASET
39.8%
39.0%
COMMERCIAL TARGET (15-64 Years)
Rai
40.3%
38.4%
MEDIASET
41.9%
41.4%

Source: Auditel

MEDIASET 2009 9M | PRIME TIME Audience Share

January-September



2008
2009
INDIVIDUALS
Rai Uno
23.1%
22.5%
5
20.8%
21.2%
COMMERCIAL TARGET (15-64 Years)
Rai Uno
19.6%
18.7%
5
22.7%
23.5%

Source: Auditel

MEDIASET 2009 9M | DAY TIME Audience Share

January-September


2008
2009
INDIVIDUALS
Rai Uno
21.6%
20.9%
20.2%
20.5%
COMMERCIAL TARGET (15-64 Years)
Rai Uno
18.0%
16.9%
21.7%
21.9%

Source: Auditel

MEDIASET 2009 9M| Multichannel Audience Share
24 Hours – Individuals

Boing	**0.7%**
FOX Crime	0.4%
SKY Sport 1	0.4%
RAI 4	0.3%
SKY Cinema 1	0.3%
Disney Channel	0.3%
FOX Life	0.2%
SKY TG 24	0.2%

MEDIASET



Advertising

MEDIASET 2009 9M | Publitalia Advertising Revenues


-10.8%
2,043.2
1823.0
(Euro ml.)
9M 2008
9M2009

MEDIASET 2009 9M | Publitalia Advertising Revenues


Jan-Mar
Jan-June
Jan-Sept
(Euro ml.)
-13.0%
-12.0%
-10.8%

MEDIASET 2009 9M | Publitalia and Digitalia Advertising Revenues


Including Digitalia
-10.1%
2,081.3
1870.8
(Euro ml.)
9M 2008
9M2009

Italian Advertsing Spending trend

	9M 2009 vs. 9M 2008
Total Market	**-16.0%**
Total Market without Mediaset	**-18.4%**
Mediaset	**-10.6%**
Rai	-21.5%
National Newspapers	-22.9%
Magazines	-28.8%
Radio	-14.0%
Internet	+5.2%

Source: Nielsen (January-September)

MEDIASET 2009 9M | Advertising Breakdown by Sector

	Positive performance	Decrease < 10.8% YoY	Decrease > 10.8% YoY
% ON ADVERTISING REVENUES	27%	25%	48%
	TLC +2.3% PHARMACEUTICAL/HEALTH +5.4% TOURISM +43.9%	TOILETRIES/ PERSONAL CARE -6.5% HOUSEKEEPING -10.5% AUTOMOTIVE -10.5%	MEDIA/PUBLISHING -29.6% FOOD -13.2% BEVERAGE -12.7% FINANCE -14.2%

MEDIASET 2009 9M | Advertising Trend by Sector


Auto
Mediaset
RAI
Press
Total
-12.0%
-38.0%
-32.0%
-24.0%
TLC
+4.0%
Mediaset
RAI
Press
Total
-14.0%
-35.0%
-6.0%

Source: Nielsen (January-Aug)

MEDIASET 2009 9M | Customer Base

ACTIVE CLIENTS	859
New Clients	190

	9M 2009 vs. 9M 2008	% on total sales
% TOP 10 Investors	-5.8%	27%
% TOP 20 Investors	-7.3%	40%

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Financials

MEDIASET GROUP 2009 9M | P&L Highlights

(Euro ml.)	9M 2008	9M 2009
Net Consolidated Revenues	2,993.9	2,652.1
EBITDA	1,515.0	1,193.2
EBIT	705,2	380.9
Net Profit from discontinued operations	*(2.2)*	*(0.5)*
NET PROFIT (Reported) *	355.8	184.2
*Adjusted NET PROFIT ***	*314.1*	*198.0*

* Including the impact of discontinued operations (Medusa Cinema and Multicinema)
** Net profit adjusted in 2008 for the net impact of the amortization of intangibles related to the PPA of Endemol and the impact of the fiscal assets realignment (2008 Italian Budget Law); in 2009 for the impact of the amortization of intangibles related to the PPA of Endemol

MEDIASET

2009 9M RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS 2009 9M | P&L Results

(Euro ml.)	9M 2008	9M 2009
Net Consolidated Revenues	**2,259.5**	**2,220.7**
Personnel Costs	(311.2)	(316.8)
Other Operating Costs	(866.8)	(900.8)
EBITDA	**1,081.6**	**1,003.1**
Rights Amortisation	(593.1)	(618.9)
Other Amortisation & Depreciation	(107.6)	(85.8)
Operating Profit	**380.9**	**298.4**
Gain (Losses) from Equity disinvest.	-	-
EBIT	**380.9**	**298.4**
Financial Income (Losses)	(57.0)	(27.3)
Associates	(7.3)	(0.2)
Pre-Tax Profit	**316.6**	**271.0**
Taxes	(63.4)	(108.0)
NET PROFIT	**248.5**	**156.0**

MEDIASET ITALIAN BUSINESS 2009 9M | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit
FTA TV	1,623.8	(1,311.9)	311.9
Network Operator	161.8	(141.0)	20.8
Pay TV	379.9	(432.5)	(52.6)
Other Activities	272.5	(236.3)	36.2
Intra-company Eliminations	*(96.8)*	*96.8*	*-*
Adjustments	*(120.4)*	*102.6*	*(17.8)*
TOTAL	2,220.7	1,922.3	298.4

MEDIASET ITALIAN BUSINESS 2009 9M | FTA TV Operations

(Euro ml.)	9M 2008	9M 2009
Total Net TV Revenues	**1,788.5**	**1,623.8**
TV Advertising Revenues	2,043.2	1,823.0
Multichannel Adv. Revenues	4.9	6.1
Commissions	(304.4)	(271.9)
Other TV Revenues	43.9	65.7
Net Intra-company Items	*0.9*	*1.0*
Total TV Costs	**(1,362.6)**	**(1,311.9)**
Personnel	(260.5)	(261.4)
TV Operating Costs	(553.3)	(502.9)
TV Rights Amortisations	(443.6)	(444.2)
Other A&D	(46.5)	(42.4)
Net Intra-company Items	*(58.7)*	*(61.0)*
FTA TV Operating Profit	**425.9**	**311.9**
margin	*23.8%*	*19.2%*

MEDIASET ITALIAN BUSINESS 2009 9M | Network Operator

(Euro ml.)	9M 2008	9M 2009
Total Net Revenues	**152.6**	**161.8**
3° Party DVB-T/DVB-H Revenues	55.6	65.0
Other Revenues	4.3	4.8
Net intra-company Items	*92.6*	*92.1*
Total Costs	**(145.6)**	**(141.0)**
Personnel	(26.0)	(26.7)
Other Operating Costs	(71.8)	(73.7)
Other Amortisation & Depreciation	(47.8)	(40.6)
Network Operator Operating Profit	**6.9**	**20.8**
margin	*4.5%*	*12.8%*

MEDIASET PREMIUM | Active Clients


2,851,000
2,911,000
2009
2008
2,471,000
2,067,000
2007
1,618,000
1 Jul
30 Sep
31 Dec

Source: Company data, until 30 September 2009

MEDIASET ITALIAN BUSINESS 2009 9M | Pay TV

(Euro ml.)	9M 2008	9M 2009
Total Net Pay TV Revenues	**269.5**	**379.9**
Pay TV Revenues	129.7	212.2
Advertising Revenues	8.4	18.3
Other Revenues	132.7	152.0
Commissions	(1.2)	(2.6)
Total Pay TV Costs	**(313.7)**	**(432.5)**
Personnel	(5.3)	(10.6)
Other Operating Costs	(128.1)	(212.2)
Rights Amortisations and Other D&A	(150.8)	(178.2)
Net intra-company items	*(29.5)*	*(31.5)*
Pay TV Operating Profit	**(44.1)**	**(52.6)**

MEDIASET ITALIAN BUSINESS 2009 9M | Other Activities

(Euro ml.)	9M 2008	9M 2009
Total Net Revenues	**250.0**	**272.5**
Medusa/Taodue 3° Party revenues	70.6	65.8
Medusa/Taodue intra-company revenues	*108.5*	*120.4*
Multimedia	15.9	15.9
Mediashopping	25.0	38.3
Other Non-TV Revenues	29.6	28.3
Net Intra-company Items	*0.5*	*3.7*
Total Costs	**(237.8)**	**(236.3)**
Personnel	(19.5)	(18.2)
Other Operating Cost	(144.3)	(143.8)
Rights Amortisations and Other D&A	(68.2)	(70.0)
Net Intra-company Items	*(5.8)*	*(4.2)*
Other Activities Operating Profit	**12.2**	**36.2**

MEDIASET ITALIAN BUSINESS 2009 9M | Investments

(Euro ml.)

	9M 2008	9M 2009
TV rights and cinema	424.4*	395.5*
Pay TV rights	491.6**	486.9**
DTT	17.9	35.1
Technical & immaterial	49.3	47.8
Option rights	0.9	-
Total Investments	**984.1**	**965.3**

* Including 52.7 ml Euro in 2008 and 72.2 ml Euro in 2009 of Medusa/Taodue rights investments
** Including Serie A Football Rights: in 2008 442.1 ml Euro for all encrypted rights of 2009-10 Season and in 2009 435.0 ml Euro for 2010-11 and 2011-2012 Seasons

MEDIASET ITALIAN BUSINESS 2009 9M | Cash Flow Statement

(Euro ml.)	9M 2008	9M 2009
Initial Net Financial Position (01/01)	**(1,222.0)**	**(1,345.8)**
Free Cash Flow from Core Activities	**272.1**	**230.7**
- Cash Flow from Operations	936.2	870.0
- Investments	(984.1)	(965.3)
- Disinvestments	1.1	1.2
- Change in Net Working Capital (CNWC)	318.9	324.7
Equity (Investments)/Disinvest.	(9.6)	(11.8)
Free Cash Flow	**262.5**	**218.9**
Change in consolidation area	(139.7)	26.7
Change in Equity (incl. Buyback Program)	-	-
Cashed in Dividends	162.7	107.6
Dividends	(488.7)	(431.9)
Total Net Cash Flow	**(203.2)**	**(78.8)**
Final Net Financial Position (30/09)	**(1,425.2)**	**(1,424.6)**

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Back Up Slides

MEDIASET ITALIAN BUSINESS | Medusa Cinema deconsolidation

1Q 2008 and 1Q 2009

(Euro ml.)	2008			2009		
	1Q 2008*	Deconsolidation effect	1Q 2008 restated	1Q 2009*	Deconsolidation effect	1Q 2009 restated
Net Consolidated Revenues	850.5	*(14.9)*	835.7	807.8	*(14.8)*	793.0
EBITDA	392.2	*(1.9)*	390.3	347.6	*(1.4)*	364.2
EBIT	137.9	*(1.2)*	136.7	95.6	*(0.8)*	94.8
Pre-Tax Profit	120.8	*(0.8)*	119.9	81.8	*(0.5)*	81.3
NET PROFIT	80.5	*0.0*	80.5	47.4	*0.0*	47.4

* As reported in previous earnings release

MEDIASET ITALIAN BUSINESS | Medusa Cinema deconsolidation
1H 2008 and 1H 2009

(Euro ml.)	2008			2009		
	1H 2008*	Deconsolidation effect	1H 2008 restated	1H 2009	Deconsolidation effect	1H 2009 restated
Net Consolidated Revenues	1,709.6	*(24.8)*	1,684.8	1,658.9	*(27.3)*	1,631.6
EBITDA	834.2	*(0.9)*	833.4	757.4	*(0.3)*	757.1
EBIT	357.1	*0.6*	357.7	279.7	*0.8*	280.5
Pre-Tax Profit	317.7	*1.3*	319.0	259.0	*1.6*	260.6
NET PROFIT	255.3	*0.0*	255.3	154.2	*1.2*	155.3

* As reported in previous earnings release

MEDIASET ITALIAN BUSINESS | Medusa Cinema deconsolidation
9M 2008

(Euro ml.)	2008			2009		
	9M 2008*	Deconsolidation effect	9M 2008 restated	9M 2009	Deconsolidation effect	9M 2009 restated
Net Consolidated Revenues	2,295.2	*(35.6)*	2,259.5	2,248.0	*(27.3)*	2,220.7
EBITDA	1,082.4	*(0.9)*	1,081.5	1,003.4	*(0.3)*	1.003.1
EBIT	379.6	*1.3*	380.9	297.6	*0.8*	298.4
Pre-Tax Profit	314.0	*2.7*	316.6	269.4	*1.6*	271.0
NET PROFIT	248.5	*0.0*	248.5	154.9	*1.2*	156.0

* As reported in previous earnings release

MEDIASET ITALIAN BUSINESS | Medusa Cinema deconsolidation
FY 2008

(Euro ml.)	2008		
	FY 2008*	Deconsolidation effect	FY 2008 restated
Net Consolidated Revenues	3,271.0	*(52.3)*	3,218.7
EBITDA	1,569.0	*(3.8)*	1,565.2
EBIT	597.7	*(0.9)*	596.8
Pre-Tax Profit	485.3	*1.3*	486.6
NET PROFIT	378.1	*0.0*	378.1

* As reported in previous earnings release

TELECINCO

MEDIASET SPANISH BUSINESS | Back up Slides

TELECINCO 2009 9M | P&L Results

(Euro ml.)	9M 2008	9M 2009
Net Consolidated Revenues	**734.9**	**432.2**
Personnel Costs	(63.3)	(59.3)
Other Operating Costs	(238.1)	(182.9)
EBITDA	**433.5**	**190.1**
Amortisation & Depreciation	(109.2)	(107.6)
EBIT	**324.3**	**82.5**
Financial Income (Losses)	(1.9)	2.3
Associates	(30.0)	(26.4)
Pre-Tax Profit	**292.4**	**58.5**
Taxes	(73.3)	-
NET PROFIT Reported	**228.4**	**62.2**
NET PROFIT Adjusted*	**242.4**	**78.5**

* Excluding the net impact of the amortisation of intangibles related to the PPA of Endemol

TELECINCO 2009 9M | Investments

(Euro ml.) | 9M 2008 | 9M 2009


TV rights
115.1
127.2
Co-production & Distribution
40.3
5.4
Tangible & Intangible Fixed Assets
4.4
3.2

9M 2008		9M 2009
159.7	**Total Investments**	135.8

TELECINCO 2009 9M | Cash Flow Statement

(Euro ml.)	9M 2008	9M 2009
Initial Net Financial Position (01/01)	**13.2**	**(25.8)**
Free Cash Flow	**276.3**	**69.7**
- Cash Flow from Operations	347.5	195.4
- Investments/Disinvestment	(158.5)	(134.6)
- Change in Net Working Capital (CNWC)	87.3	8.9
Change in consolidation area	0.2	-
Change in Equity	(1.3)	(2.5)
Equity (Investments)/Disinvest.	(23.4)	(9.8)
Cashed in Dividends	1.6	1.8
Dividends	(317.6)	(210.3)
Total Net Cash Flow	**(64.3)**	**(151.1)**
Final Net Financial Position (30/09)	**(51.1)**	**(176.9)**

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: [illegible]
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the "Testo Unico della Finanza", that the accounting information contained in this document corresponds to that contained in the company's books.

MEDIASET

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax, VAT & Milan Company Register No. 09032310154

QUARTERLY REPORT TO SEPTEMBER 30, 2009

You are hereby informed, in compliance with the provisions of Consob Resolution no. 11971/99, as amended, that the management report on performance in the third quarter of fiscal 2009 is available for public consultation at the registered office of the company and at Borsa Italiana S.p.A as well as being published on the website www.mediaset.it.

GRUPPO MEDIASET

PRESS RELEASE

MEDIASET S.P.A.: QUARTERLY REPORT TO SEPTEMBER 30, 2009

Mediaset S.p.A. would like to inform you that the management Report on performance in the third quarter of fiscal 2009 was published today. The Report is available for consultation at the registered office of the company, on the corporate website at www.mediaset.it/investor/documenti/2009/bilanci_en.shtml and on the website of Borsa Italiana S.p.A.

Cologno Monzese, November 12, 2009

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
www.mediaset.it/investor

12g3-2(b)

MEDIASET



GRUPPO MEDIASET

Quarterly Report as at 30 September 2009

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's Code, VAT Number and registration number in the Register of Companies of Milan: 09032310154

Internet site: www.mediaset.it

CONTENTS

CORPORATE BOARDS

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Mauro Crippa
		Bruno Ermolli
		Luigi Fausti
		Marco Giordani
		Alfredo Messina
		Gina Nieri
		Niccolò Querci
		Carlo Secchi
		Attilio Ventura
Executive Committee		Fedele Confalonieri
		Pier Silvio Berlusconi
		Giuliano Adreani
		Gina Nieri
Internal Control Committee		Carlo Secchi (*Presidente*)
		Alfredo Messina
		Attilio Ventura
Remuneration Committee		Bruno Ermolli (*Chairman)*
		Paolo Andrea Colombo
		Attilio Ventura
Governance Committee		Attilio Ventura *(Chairman)*
		Paolo Andrea Colombo
		Carlo Secchi
Board of Statutory Auditors	**Chairman**	Alberto Giussani
	Acting Auditors	Francesco Vittadini
		Silvio Bianchi Martini
	Substitute Auditors	Mario D'Onofrio
		Antonio Marchesi
Independent Auditors		Reconta Ernst & Young S.p.A.

Mediaset Group: Financial Highlights

Main Income Statement Data

Year 2008 mio €	Year 2008 %		9 months 2009 mio €	9 months 2009 %	9 months 2008 mio €	9 months 2008 %
4,251.8	100%	Total net Revenues	2,652.1	100%	2,993.9	100%
3,271.0	76.9%	Italy	2,220.7	83.7%	2,259.5	75.5%
981.9	23.1%	Spain	432.2	16.3%	734.9	24.5%
984.6	100%	Operating Profit	380.9	100%	705.2	100%
597.7	60.7%	Italy	298.4	78.3%	380.9	54.0%
386.9	39.3%	Spain	82.5	21.7%	324.3	46.0%
984.6	23.2%	Group Operating Profit (EBIT)	380.9	14.4%	705.2	23.6%
693.0	16.3%	Profit before Tax and Minority Interest	329.4	12.4%	609.0	20.3%
459.0	10.8%	Group Net Profit	184.2	6.9%	355.8	11.9%

Main Balance Sheet and Financial Data

31st December 2008 mio €		30th September 2009 mio €	30th September 2008 mio €
4,127.5	Net Invested Capital	4,042.4	4,206.0
2,755.8	Total Net Shareholders' Equity	2,440.9	2,729.7
2,482.4	Net Group shareholders' Equity	2,234.3	2,426.4
273.4	Minorities Shareholders' Equity	206.6	303.3
(1,371.7)	Net Financial Position	(1,601.5)	(1,476.3)
1,865.0	Operating Cash Flow	1,065.4	1,283.7
1,122.6	Investiments	1,101.1	1,143.8
488.7	Dividens paid by the Parent Company	431.8	488.7
155.9	Dividens paid by Subsidiares	102.8	155.9

Personnel

Year 2008	Year 2008 %		9 months 2009	9 months 2009 %	9 months 2008	9 months 2008 %
6,375	100.0%	Mediaset Group Personnel (headcount)	5,897	100.0%	6,326	100.0%
5,212	81.8%	Italy	4,759	80.7%	5,145	81.3%
1,163	18.2%	Spain	1,138	19.3%	1,181	18.7%
6,305	100.0%	Mediaset Group Personnel (average)	6,222	100.0%	6,288	100.0%
5,122	81.2%	Italy	5,074	81.5%	5,099	81.1%
1,183	18.8%	Spain	1,148	18.5%	1,190	18.9%

Main Indicators

Year 2008		9 months 2009	9 months 2008
23.2%	Operating Profit/Net Revenues	14.4%	23.6%
18.3%	Italy	13.4%	16.9%
39.4%	Spain	19.1%	44.1%
23.2%	EBIT/Net Revenues	14.4%	23.6%
16.3%	Pre-Tax and Minority Interest/Net Revenues	12.4%	20.3%
10.8%	Net Profit/Net Revenues	6.9%	11.9%
0.40	Consolidated Net Profit per Share (EUR)	0.16	0.31
0.38	Dividend per Share (EUR)	0.16	0.31

(1) Revenues and Costs of the first six months of 2008 relative to assets transferred as of 30 June 2009, re-classified separately in *Net result from discontinued operations* for comparison purposes with 2009, pursuant to IFRS 5.

INTRODUCTION

This Quarterly Report as at 31 March 2009 (hereinafter "*Quarterly Report*") was drafted in compliance with Art.*154 ter of Italian Law Decree N.* 58/1998 and in accordance with the International Accounting Principles (IAS/IFRS) applicable pursuant to EC Regulation n. 1606/2002 issued by the European Parliament and Council on 19 July 2002 and, in particular, with IAS 34 – *Interim Reports*, as well as the provisions for the implementation of Art. 9 of Italian Law Decree n.38/2005.

The structure and the content of the re-classified consolidated accounting tables and mandatory accounting schemes included in this Report are in line with those established for the drafting of the Annual Report, taking into account the changes adopted starting from 1 January 2009 following to the enforcement of the revised version of *IAS 1 – Presentation of Financial Statements* - as subsequently reported in the chapter "*Accounting principles, amendments and interpretations applied as of 1 January 2009*" in the Explanatory Notes.

The notes were drawn up in compliance with the minimum requirements provided for in *IAS 34 – Interim reports*. The information provided in this Quarterly Report is not comparable with that supplied in the financial statements drafted pursuant to IAS 1.

As already indicated in the Half-Year Report as at 30 June 2009, following to the completion of the corporate transaction relative to the partnership agreement in the multiplex sector entered into by RTI S.p.A and 21Partners, private equity fund, on 30 June 2009, the Group's equity interest in Medusa Multicinema S.p.A and Medusa Cinema S.p.A. decreased from 100% to 49%. As a result, with the same effective date, the latter companies were also excluded from the consolidation area given the equity interest held in Capitolosette S.r.l..

As a result, the relevant already submitted consolidated interim financial statements and reports (including those relative to 2008 submitted for comparison purposes) were subject to re-classification consistently with the provisions set out in IFRS 5 – *Discontinued operations* – by separately recognising the relevant contribution to the consolidated results and the effects resulting therefrom.

This Quarterly Report is not subject to auditing by the Independent Auditors.

REPORT ON OPERATIONS AS AT 30 SEPTEMBER 2009

Group's financial highlights

Group results in the first nine months of 2009 continued to be impacted by decreased advertising sales that followed the tough recession that hit the world economy starting from the last part of 2008. In this scenario, the Group aimed at protecting its market shares, maintaining its audience share leadership in the main time window on the commercial targets of reference. Q3 financial results reflected, in particular, the significant reduction in advertising sales in Spain, one of the countries mostly hit by the international crisis, which is also currently exposed to harsh competition among operators, while the strict television cost control policy and the slight improvement in advertising sales registered in Italy during the third quarter offset the negative impact on the economic margins.

Here follows a summary of the main results achieved by the Mediaset Group as at 30 September 2009 compared to the figures in the same period of 2008, a period in which the economic situation was already slowing down, but was still presenting scenarios and market conditions considerably different from current ones.

As previously highlighted, the results detailed below are shown with comparables following to the re-classification of item *Net result from discontinued operations* of revenues and costs in the first six months of 2009 and in the first nine months of 2008 relative to the exclusion of the relevant operations from the consolidation area as at 30 June. In brief, in the first half of 2009, such operations generated revenues for a total amount of EUR 27.3 million (EUR 35.6 million in the first nine months of 2008) and a net loss of EUR -1.7 million (EUR -2.2 million as at 30 September 2008).

- ***Consolidated net revenues*** amounted to **EUR *2,652.1 million***, down ***-11.4%***;
- ***EBIT*** equalled **EUR *380.9 million*** compared to EUR 705.2 million in the first nine months of the previous year. ***EBIT margin*** equalled **14.4%,** against 23.6% reached in the same period taken as reference in 2008;
- ***Earnings before tax and minority interests*** equalled **EUR *329.4 million*** against EUR 609.0 million as at 30 September 2008, resulting from improved results from investments and lower net financial costs.
- ***Net profit pertaining to Group operations*** totalled **EUR *184.2 million*** against EUR 355.8 million as at 30 September 2008. This result reflected the positive impact relative to the recognition of EUR 53.5 million net proceeds deriving from the adherence of the Mediaset Group to the optional tax redemption regime applicable to some categories of assets, introduced in Italy by the 2008 Budget Law.
- ***Group's consolidated net financial position*** increased from EUR *-1,371.7* million as at 31 December 2008 to **EUR *-1,601.5 million*** as at 30 September 2009. This increase is mainly due to dividend payout for a total amount of EUR 534.6 million. In the first nine months of 2009, ***free cash flow,*** gross of changes related to investments or divestments of equity and treasury shares, amounted to **EUR *300.3 million*** against EUR 548.4 million of the same period taken as reference in 2008.

Analysis of results by geographical segments: Italy

- In the first nine months of 2009 ***consolidated net revenues*** from Group's activities in Italy reached **EUR *2,220.7 million,*** showing a -1.7% drop over the same period in the previous year. In the third quarter revenues were up +2.5% following to the positive trend of revenues from Mediaset Premium activities and other non-television activities.
- ***Gross advertising sales on Mediaset networks*** reached **EUR *1,823.0 million*** *in the first nine months of 2009, down -10.8%* compared to the same period in the previous year. This result shows a progressive improvement during the second and third quarter. In particular, gross advertising sales in the third quarter dropped -7%. Based on *Nielsen* data regarding the first nine months of the 2009 fiscal year, advertising sales for the Mediaset networks showed a reduction that was definitely more limited than the one posted in the general advertising market (-18.4%) and in the television market (-17.4%), not including in any case the contribution of Mediaset. Those data shows that the television market is the only sector (except for the Internet up 5.2%) with a growing market share. In the same period,

all the other traditional media showed sharp reductions: press -23.6%, radio -14.0% and bill posting -26.0%.

- ***Total TV costs,*** in line with the expected trend on an annual basis, decreased by 3.7% against the results registered as at 30 September 2008, without impacting Mediaset networks audience share. In the third quarter of 2009, total TV costs dropped by 5.9%, balancing the trend regarding advertising sales and contributing to the attainment of an operating result (in terms of absolute value) for free to air television activities in line with that posted in the same period of last year.
- ***Mediaset Premium*** revenues increased from EUR 269.5 million in the first nine months of 2008 to EUR 379.9 million in 2009. The number of cards as at 30 September 2009 totalled approximately 2.9 million against approximately 2.5 million in the same period of the previous year.
- ***EBIT*** from Group's operations in Italy equalled ***EUR 298.4 million*** against EUR 380.9 million as at 30 September 2008. ***EBIT margin*** accounted for ***13.4%*** at the end of Q4 against 16.9% in 2008.

In the first nine months of 2009, ***total audience share*** in the 24 hours reached 9 million 201 thousand TV viewers, a 3.6% increase against the same period in 2008. This growth is cross-sectional to all time windows and age brackets: 4-14 years (+3.9%), 15-34 years (+1.3%), 35-54 years (+4.2%), 55+ years (+4.0%).

Mediaset networks closed the first nine months of 2009 recording 39.1% of share in 24-Hours; 39.0% in Prime Time and 39.2% in Day Time. Worth noting is the growth of Canale 5 both in Day Time and Prime Time (+0.5) and, consequently, in the 24-Hours (+0.5) as well as the third position of Italia 1 both in the 24-Hours and Day Time.

Below is a detailed summary of the results achieved by each single network in the period under investigation:

(Source: Auditel)

9 months 2009	Individuals			Commercial Target		
	24 hours	Prime Time	Day Time 7:00-2:00	24 hours	Prime Time	Day Time 7:00-2:00
5	20.7%	21.2%	20.6%	22.3%	23.5%	22.0%
	10.6%	9.9%	10.8%	12.2%	11.2%	12.5%
	7.8%	7.9%	7.8%	7.1%	6.7%	7.2%
MEDIASET	39.1%	39.0%	39.2%	41.6%	41.4%	41.7%

The number of viewers included in the commercial target (15-64 years) rose 3.2% . In relation to the target in question, confirmed its leadership position in all three time windows of Canale 5 and the third position of Italia 1.

In the fall guarantee period, Mediaset Networks recorded ratings of 38.8% in the 24-Hours; 39.1% in Day Time and 37.9% in Prime Time, with Canale 5 ranking first and showing a growing trend in all time windows against the previous year and Italia 1 ranking third in the 24-Hours and Day Time.

In the same period, Mediaset confirmed its leadership position in all the three time windows for the 15-64 commercial target ahead of its main competitor, recording ratings of 40.0% in Prime Time, 40.9% in the 24-Hours and 41.3% in Day Time, consolidating Canale 5 primacy with 22.6% in Prime Time (up approximately 1% against the same period in 2008).

Below is a table summarising the hours of broadcasting broken down by each single Mediaset network in the first nine months of 2009.

Mediaset Networks - Broadcasted programmes - 9 months 2009

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	469	7.2%	1,052	16.1%	1,659	25.3%	3,180	16.2%
Tv Movie	419	6.4%	288	4.4%	182	2.8%	889	4.5%
Mini-series	133	2.0%	61	0.9%	123	1.9%	317	1.6%
Telefilm	590	9.0%	1,585	24.2%	2,002	30.6%	4,177	21.3%
Tv Romance	26	0.4%	-	0.0%	-	0.0%	26	0.1%
Sit-com	68	1.0%	516	7.9%	45	0.7%	629	3.2%
Soap	206	3.1%	-	0.0%	299	4.6%	505	2.6%
Telenovelas	-	0.0%	79	1.2%	267	4.1%	346	1.8%
Cartoons	-	0.0%	987	15.1%	-	0.0%	987	5.0%
Total TV Rights	**1,911**	**29.2%**	**4,568**	**69.7%**	**4,577**	**69.9%**	**11,056**	**56.2%**
News	1,279	19.5%	769	11.7%	714	10.9%	2,762	14.1%
Info	1,040	15.9%	142	2.2%	214	3.3%	1,396	7.1%
Sport	-	0.0%	52	0.8%	90	1.4%	142	0.7%
Events	24	0.4%	139	2.1%	32	0.5%	195	1.0%
Entertainment	2,110	32.2%	721	11.0%	579	8.8%	3,410	17.3%
soft entertainment	*1,074*	*16.4%*	*396*	*6.0%*	*148*	*2.3%*	*1,618*	*8.2%*
talk show	*279*	*4.3%*	-	*0.0%*	-	*0.0%*	*279*	*1.4%*
music	*13*	*0.2%*	*18*	*0.3%*	*41*	*0.6%*	*72*	*0.4%*
quiz-game show	*212*	*3.2%*	*156*	*2.4%*	-	*0.0%*	*368*	*1.9%*
reality	*169*	*2.6%*	*146*	*2.2%*	-	*0.0%*	*315*	*1.6%*
soft news	*363*	*5.5%*	*5*	*0.1%*	*390*	*6.0%*	*758*	*3.9%*
Culture	51	0.8%	2	0.0%	110	1.7%	163	0.8%
Teleshopping	137	2.1%	159	2.4%	236	3.6%	532	2.7%
Total in-house productions	**4,641**	**70.8%**	**1,984**	**30.3%**	**1,975**	**30.1%**	**8,600**	**43.8%**
Total	**6,552**	**100.0%**	**6,552**	**100.0%**	**6,552**	**100.0%**	**19,656**	**100.0%**

Analysis of results by geographical segments: Spain

- In the first nine months of 2009 the ***consolidated net revenues of the Telecinco Group*** reached **EUR *432.2 million,*** dropping -41.2% against the same period in the previous year.
- ***Television advertising sales*** equalled **EUR *406.5 million,*** showing a *-41.6%* reduction against the same period in 2008. The reduction in advertising sales reflected the negative trend of the television advertising market following to the implementation of the public television commercial policy as well as those generated by an increasing audience fragmentation.
- ***EBIT*** equalled ***EUR 82.5 million*** against **EUR *324.3 million*** of the same period in 2008. ***EBIT margin*** equalled *19.1%* against *44.1%* in 2008, reflecting the drop in advertising sales. This variation also reflected the positive trend of dropping costs, equal to 14.8%, against the previous year, and the use of the fund for risks. Net of these items, costs were down 7.8%.
- Telecinco closed the first months of 2009 with a 15.0% average audience on the total number of viewers in the 24-Hours, behind Antena 3 (15.1%) and the public network TVE-1 (16.4%). In ***Prime Time***, Telecinco maintains its national primacy with a 16.8% average share, 0.4% ahead of TVE-1 and 2.7% ahead of Antena 3.

- As far as the commercial target is concerned, Telecinco mantained its historical leadership in Prime Time with a 17.0% share, 1.9% ahead of Antena 3 and 3.1% ahead of TVE-1.

(Source: Sofres)

	Audience share 9 months 2009	
	Individuals	**Commercial target**
24 hours	15.0%	15.5%
Prime Time	16.8%	17.0%
Day Time	14.2%	14.7%

In relation to Telecinco free-to-air, digital terrestrial channels, content investments and changes in programme scheduling contributed to increasing audience share of *La Siete* (La7), going from a 0.27 % audience share registered in January to a 0.90% share in September and *Factoria De Ficcion*, up from 0.28% to 0.60%. These positive results enabled Telecinco channels (17.5%) to top Antena 3 (17.1%), its main competitor within the framework of the Spanish new digital and multichannel television system.

The table below summarises Telecinco programme scheduling in the first nine months of 2009, including comparables relative to the same period in the previous year. Self evident is the increased and prominent incidence of self-produced programmes.

Telecinco Broadcasted contents (hours)	**9 months 2009**		**9 months 2008**		**Changes**	
Film	386	5.9%	361	5.5%	25	6.9%
TV Movies, Mini-series and Telefilm	426	6.5%	391	5.9%	35	9.0%
Cartoons	195	3.0%	192	2.9%	3	1.6%
Total TV Rights	**1,008**	**15.4%**	**944**	**14.4%**	**63**	**6.7%**
Quiz-game-show	1,632	24.9%	1,290	19.6%	342	26.5%
Sport	63	1.0%	155	2.4%	(92)	-59.4%
Documentaries and others	2,158	32.9%	2,079	31.6%	79	3.8%
News	1,124	17.2%	1,261	19.2%	(137)	-10.9%
Fiction	543	8.3%	795	12.1%	(252)	-31.7%
Others	23	0.4%	51	0.8%	(28)	-54.9%
Total in-house productions	**5,544**	**84.6%**	**5,632**	**85.6%**	**(88)**	**-1.6%**
Total	**6,552**	**100.0%**	**6,576**	**100.0%**	**(24)**	**-0.4%**

Significant events in the period

On **22 July 2009 Tivù Srl**, a company controlled by Mediaset (48.25%), Rai (48.25%) and Telecom Italia Media (3.5%), announced the launch of TivùSat starting from 31 July. This is Italy's first free satellite platform extending throughout the Italian territory, including those areas not currently receiving the digital terrestrial signal. Thanks to the specific TivùSat decoder users will have the possibility of accessing the offer of Italian traditional generalistic channels, the new national digital channels and other Italian and international free to air channels.

On **22 July 2009 Publitalia'80 S.p.A. and Mondadori Pubblicità S.p.A.,** advertising concessionary firm of the Mondadori Group, defined an agreement for the development of a joint initiative regarding on line advertising sales. Based on the agreement, on 30 July an equally owned new company was established under the name of Concessionaria Web S.p.A.. in charge of managing the sale of all the advertising spaces (excluding videos), based on licence or sub-licence agreements, available in the websites of the Mondadori Group, RTI and third publishing parties, currently under concession to Mondadori Pubblicità and Digitalia '08 and, in general, on line advertising sales also on behalf of third publishers with the objective of gaining a significant share in the on line advertising market in Italy in a short time.

On **28 July RTI S.p.A.** was awarded the contract for the broadcasting rights on an exclusive basis in Italy in relation to pay-per-view digital terrestrial (and IPTV and Internet repeated broadcasting) programmes for the matches of 12 "Serie A" football clubs for the 2010-2011 and 2011-2012 seasons.

Such rights have been granted based on a tender procedure determined for the various packages offered exclusively to the platforms listed in the relevant document – "Invitation to submit bids" – published on 10 July by the Football League Association.

On **31 August** the law n. 8/2009 of 28 August was published in Spain. That law establishes that as of 1 September 2009 RTVE, the Spanish public television operator, would no longer broadcast advertisements and teleshopping programmes except for contracts stipulated before the afore-mentioned date. This Law puts numerous limitations on RTVE in relation to the type, quantity and origin of television content. It also regulates the breakdown of the financial sources it receives, establishing that public television budget will be financed by all the other Spanish national television operators, with a maximum amount of 35%; in particular, free-to-air operators are bound to pay 3% of their gross revenues from advertising sales on an annual basis to RTVE. This ratio is not supposed to overcome the 15% of the entire annual budget of RTVE. On 15 August 2009 the Law Decree n. 11/2009 of 13 August was passed in relation to digital terrestrial Pay-TV, enabling all Spanish national television operators with more than one television channel under concession on the digital terrestrial to dedicate one channel to Pay-TV.

Analysis of results by geographical segments and areas of operations

Here below is an analysis of the consolidated income statement, balance sheet and cash flow situation, separately highlighting the contribution to the Group results of the two geographical areas where Mediaset Group operates, Italy and Spain, and in the relevant main areas of operations.

The form and content of the consolidated income statement, balance sheet and cash flow statement shown below correspond to those presented in the Consolidated Annual Report and are, therefore, reclassified with respect to those included in subsequent financial statements, in order to highlight some interim results and the balance sheet and financial aggregations, which are deemed as most significant to understanding the operating performance of the Group and of the individual Business Units. Though not envisaged by EU GAAP, the descriptions of the criteria adopted for their preparation and the relevant notes detailing the items included in the mandatory statements are supplied in accordance with the provisions set out in CONSOB Communication No. 6064293 of 28 July 2006 and in CESR Recommendation of 3 November 2005 (CESR/o5-178b), regarding alternative performance indicators ("Non GAAP Measures").

Financial information and income statement data are provided with reference to the first nine months and the third quarter of 2009 and 2008; balance sheet data are supplied with reference to the period as at 30 September 2009 and as at 31 December 2008.

As already indicated, in the tables below the accounting impact at the consolidated level as at 30 June 2009 regarding the partnership operation between RTI and 21 Partners, which resulted in the exclusion of Medusa Cinema and Multicinema from the consolidation area, and the reclassification of the economic contribution to the net result of the period in question and the contributions generated in the periods taken as comparable reference resulting from the transfer of assets in compliance with IFRS 5 – *Discontinued Operations*, are recognised separately in the Group's Statement of Income under item *Net result from discontinued operations* and in the *Statement of Cash Flows* under item *Changes in the consolidation area.*

Economic results

The consolidated income statement below shows interim results regarding *EBITDA*, *Operating result from operations* and *EBIT* .

EBITDA represents the difference between consolidated *net revenues* and *operating costs* gross of non monetary charges regarding *amortisation, depreciation and write-downs* (net of any value recoveries) for current and non current assets.

The *Operating result from operations* is obtained by deducting from *EBITDA* non monetary charges regarding *amortisation, depreciation and write-downs* (net of any recoveries) of the value of current and non current assets.

EBIT is obtained by taking into consideration the *Operating result from operations*, the cost and revenue components which are generated by the disposal of consolidated stakes that, due to the kind of operation and the significance of its amount, are to be considered as non recurrent.

As it was already specified in the preceding Reports, the equity method valuation of the 33.3% equity investment held in Edam is recognised in terms of geographical information breakdown in

the income statement of the Spanish area, given that such shareholding is owned by Mediacinco Cartera, a fully consolidated company belonging to Gestevision Telecinco.

(amounts in EUR millions)

Mediaset Group: Income statement	9 months		3rd Quarter	
	2009	2008	2009	2008
Total consolidated net revenues	**2,652.1**	**2,993.9**	**700.4**	**746.6**
Personnel expenses	376.1	374.4	116.2	116.0
Purchases, services, other costs	1,082.8	1,104.4	315.5	305.0
Operating costs	**1,458.9**	**1,478.8**	**431.7**	**421.0**
EBITDA	**1,193.2**	**1,515.0**	**268.7**	**325.6**
Rights Amortisations	720.0	697.1	240.0	218.8
Others amortisations and depreciations	92.3	112.7	22.2	46.5
Amortisations and depreciations	**812.3**	**809.8**	**262.2**	**265.3**
Operating profit	**380.9**	**705.2**	**6.6**	**60.3**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**380.9**	**705.2**	**6.6**	**60.3**
Financial income/(losses)	(24.9)	(58.9)	(5.0)	(23.3)
Income/(expenses) from equity investments	(26.6)	(37.3)	11.4	(13.1)
EBT	**329.4**	**609.0**	**12.9**	**23.9**
Income taxes	(108.0)	(136.7)	(6.8)	(2.3)
Net profit from continuing operations	**221.5**	**472.3**	**6.2**	**21.6**
Net profit from discontinued operations	(0.5)	(2.2)	-	(0.9)
Minority interests in net profit	(36.7)	(114.3)	(2.7)	(15.0)
Mediaset Group net profit	**184.2**	**355.8**	**3.4**	**5.7**

The following is an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

	9 months		3rd Quarter	
	2009	2008	2009	2008
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	55.0%	49.4%	61.6%	56.4%
EBITDA	45.0%	50.6%	38.4%	43.6%
Amortisation, depreciation and write-downs	30.6%	27.0%	37.4%	35.5%
Operating profit	**14.4%**	**23.6%**	**0.9%**	**8.1%**
EBIT	**14.4%**	**23.6%**	**0.9%**	**8.1%**
EBT	**12.4%**	**20.3%**	**1.8%**	**3.2%**
Mediaset Group net profit	**6.9%**	**11.9%**	**0.5%**	**0.8%**
Tax rate (EBT %)	32.8%	22.4%	52.7%	9.6%

Analysis of results by geographical segment: Italy

Here follows a summary of the Income Statement relative to the Mediaset Group Italian operations:

(amounts in EUR millions)

Italy: Income statement	9 months		3rd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**2,220.7**	**2,259.5**	**589.1**	**574.8**
Personnel expenses	316.8	311.2	96.4	95.4
Purchases, services, other costs	900.8	866.8	246.8	231.1
Operating costs	**1,217.6**	**1,178.0**	**343.1**	**326.6**
EBITDA	**1,003.1**	**1,081.6**	**246.0**	**248.2**
Rights Amortisations	618.9	593.1	208.2	179.9
Others amortisations and depreciations	85.8	107.6	19.9	45.2
Amortisations and depreciations	**704.7**	**700.7**	**228.1**	**225.0**
Operating profit	**298.4**	**380.9**	**17.9**	**23.2**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**298.4**	**380.9**	**17.9**	**23.2**
Financial income/(losses)	(27.3)	(57.0)	(6.4)	(21.7)
Income/(expenses) from equity investments	(0.2)	(7.3)	(1.3)	(3.8)
EBT	**271.0**	**316.6**	**10.3**	**(2.3)**
Income taxes	(108.0)	(63.4)	(6.8)	(3.0)
Net profit from continuing operations	**163.0**	**253.2**	**3.6**	**(5.4)**
Net profit from discontinued operations	(0.5)	(2.2)	-	(0.9)
Minority interests in net profit	(6.4)	(2.4)	(2.9)	(0.5)
Mediaset Group net profit	**156.0**	**248.5**	**0.7**	**(6.7)**

The table below shows the percentage on consolidated net revenues of some key Income Statement components.

	9 months		3rd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	54.8%	52.1%	58.2%	56.8%
EBITDA	45.2%	47.9%	41.8%	43.2%
Amortisation, depreciation and write-downs	31.7%	31.0%	38.7%	39.1%
Operating profit	**13.4%**	**16.9%**	**3.0%**	**4.0%**
EBIT	**13.4%**	**16.9%**	**3.0%**	**4.0%**
EBT	**12.2%**	**14.0%**	**1.7%**	**-0.4%**
Mediaset Group net profit	**7.0%**	**11.0%**	**0.1%**	**-1.2%**
Tax rate (EBT %)	39.9%	20.0%	66.0%	-130.4%

Here below is a comparative description for the two periods considered, of the contribution to Revenues and EBIT of Italian operations in the ***areas of operation***, identified based on the characteristics of the products and services offered and of the external and/or internal markets of reference and also considering their relevant weight.

The areas of operation:

- ***Free To Air Television***, the Group's traditional core business, includes the operations related to advertising sales and programme scheduling for the three nationwide

networks currently broadcast in analogue mode and the operations linked to proprietary non-encrypted channels broadcast in digital terrestrial technology;

- ***Mediaset Premium,*** relating to the supply of pay television events and programmes identified under the same brand;
- ***Network Operator***, these operations are related to the management of an analogue broadcasting network for the transportation and broadcasting of free-to-air own channels and digital terrestrial broadcasting platforms (multiplex), including the network open to the main mobile telephone companies, to support the offer of a digital terrestrial television reserved to mobile phones by means of DVB-H technology;
- ***Other non-television activities,*** ancillary to the core one: multimedia, non television advertising concessions, teleshopping, publishing activities, licensing and merchandising, distribution and management of movie theatres and starting from 28 April 2008, the activities regarding the production and marketing of movies, miniseries and TV dramas related to TaoDue Srl. As already previously specified, the multiplex activities formerly included in this group of activities as a result of the transfer completed on 30 June, were re-classified under *Net result from discontinued operations*.

Revenues for business segments breakdown	9 months				3rd Quarter			
	2009	2008	*EUR mln*	%	2009	2008	*EUR mln*	%
Free-to-air tv	1,623.8	1,788.5	(164.7)	-9.2%	408.4	431.1	(22.7)	-5.3%
Network Operator	161.8	152.6	9.2	6.0%	50.5	49.2	1.3	2.6%
Mediaset Premium	379.9	269.5	110.4	41.0%	110.7	83.7	27.0	32.3%
Other	272.5	250.0	22.5	9.0%	87.7	81.4	6.3	7.7%
Intracompany Eliminations and Adjustments	(217.3)	(201.1)	(16.2)	-8.1%	(68.1)	(70.6)	2.5	3.5%
Total	**2,220.7**	**2,259.5**	**(38.8)**	**-1.7%**	**589.2**	**574.7**	**14.5**	**2.5%**

Operating profit for business segments breakdown	9 months				3rd Quarter			
	2009	2008	*EUR mln*	%	2009	2008	*EUR mln*	%
Free-to-air tv	311.9	425.9	(114.0)	-26.8%	35.5	34.9	0.6	1.7%
Network Operator	20.8	6.9	13.9	n.s.	2.4	2.8	(0.4)	-14.3%
Mediaset Premium	(52.6)	(44.1)	(8.5)	-19.3%	(31.8)	(8.5)	(23.3)	n.s.
Other	36.2	12.2	24.0	196.7%	16.5	(2.9)	19.4	n.s.
Intracompany Eliminations and Adjustments	(17.8)	(19.9)	2.1	10.6%	(4.7)	(3.1)	(1.6)	-51.6%
Total	**298.4**	**380.9**	**(82.5)**	**-21.7%**	**17.9**	**23.1**	**(5.2)**	**-22.5%**

Segment's Revenues and Results are presented gross of infra-sector transactions, which are separately highlighted in the relevant reconciliation tables and which refer to the transfer and sale of activities and services provided or received between the various business units.

In particular, infra-sector transactions mainly include:

- revenues of the Network Operator business unit, relative to the valuation of the use of the analogue broadcasting network by non-encrypted TV channels and of the broadcasting capacity of digital multiplexes utilised to broadcast the events offered by Mediaset Premium and by the non-encrypted channels broadcast in digital terrestrial technology;

- revenues and internal margins (subject to adjustment upon consolidation) generating from the transfer from Medusa Film and Taodue (business units included among *Other activities)* of the portion related to *free to air* or *pay per view* use and TV film and dramas.

The analysis below refers to the income statements by single area of operation.

Free to Air tv	9 months 2009	9 months 2008	Changes %	3rd Quarter 2009	3rd Quarter 2008	Changes %
Mediaset Networks gross advertising revenues	1,823.0	2,043.2	-10.8%	453.5	487.7	-7.0%
Digital Networks gross revenues	6.1	5.0	22.0%	2.6	1.8	44.4%
Other television revenues	66.7	44.7	49.2%	20.8	14.1	47.5%
Agency discounts	(272.0)	(304.4)	10.6%	(68.5)	(72.5)	5.5%
Total Revenues	**1,623.8**	**1,788.5**	**-9.2%**	**408.4**	**431.1**	**-5.3%**
Personnel, purchases, services, other costs	(764.3)	(813.7)	6.1%	(191.7)	(209.5)	8.5%
Inter-segment operating costs	(61.1)	(58.7)	-4.1%	(21.4)	(19.4)	-10.3%
Total operating costs	**(825.4)**	**(872.4)**	**5.4%**	**(213.1)**	**(228.9)**	**6.9%**
EBITDA	**798.4**	**916.1**	**-12.8%**	**195.3**	**202.2**	**-3.4%**
Rights Amortisations	(444.2)	(443.6)	-0.1%	(147.1)	(146.3)	-0.5%
Others amortisations and depreciations	(42.4)	(46.5)	8.8%	(12.8)	(20.8)	38.5%
Amortisations and depreciations	**(486.6)**	**(490.1)**	**0.7%**	**(159.9)**	**(167.1)**	**4.3%**
Operating Profit	**311.9**	**425.9**	**-26.8%**	**35.5**	**34.9**	**1.7%**
revenues %	*19.2%*	*23.8%*		*8.7%*	*8.1%*	

The lower operating result achieved by the **Free-to-Air** commercial television business unit is mainly due to decreased advertising sales, as previously mentioned. This trend is offset by a 3.7% reduction in total television costs (including amortisation, depreciation and write-downs) achieved through the implementation of a stringent cost control policy on personnel, programme scheduling and infrastructures and an increase in other revenues mainly resulting from content multiplex reselling activities. In the third quarter, cost reduction proved even more impressive due to a lower reduction in revenues achieved in the period as against the percentage obtained in the first six month period. This resulted in a slightly better operating result (in terms of absolute value) than the one posted in the same period in 2008.

It should be noted that item *Other revenues from television activities* included infra-sector revenues totalling EUR 1.0 million (EUR 0.9 million in the same period of reference in 2008); *infra-sector costs* of the *TV Free to Air* Business Unit mainly refer to the use of the broadcasting network, net of the sale relative to the use of publishing content, services and technical infrastructures provided to other Business Units.

Network Operator	9 months 2009	9 months 2008	Changes %	3rd Quarter 2009	3rd Quarter 2008	Changes %
Revenues towards third parties	69.7	60.0	16.2%	21.2	19.0	11.6%
Inter-segment revenues	92.1	92.6	-0.5%	29.3	30.2	-3.0%
Total Revenues	**161.8**	**152.6**	**6.0%**	**50.5**	**49.2**	**2.6%**
Personnel, purchases, services, other costs	(100.4)	(97.8)	-2.7%	(34.1)	(30.1)	-13.3%
Total operating costs	**(100.4)**	**(97.8)**	**-2.7%**	**(34.1)**	**(30.1)**	**-13.3%**
EBITDA	**61.4**	**54.8**	**12.0%**	**16.4**	**19.1**	**-14.1%**
Amortisations and depreciations	(40.6)	(47.8)	15.1%	(14.0)	(16.2)	13.6%
Operating Profit	**20.8**	**6.9**	**n.s.**	**2.4**	**2.8**	**-14.3%**
revenues %	*12.8%*	*4.5%*		*4.8%*	*5.7%*	

The increased operating result is mainly ascribable to increased revenues generated through the use of the broadcasting capacity of the digital networks, to lower amortisation, depreciation and write-downs recognised on the rights of use concerning the digital frequencies acquired during the preceding financial years, following to an adjustment made upon closing as at 31 December 2008, of the residual value of such rights according to the new period of validity (until 31 December 2028 as against the previously established term of 31 March 2018), as a result of the conversion of television concessions into a general authorisation, as provided for in Italian Law n. 101 of 6 June 2008.

	9 months			3rd Quarter		
Mediaset Premium	**2009**	**2008**	**Changes %**	**2009**	**2008**	**Changes %**
Pay tv revenues	212.2	129.7	63.6%	63.9	49.3	29.6%
Gross advertising revenues	18.3	8.4	117.9%	3.7	2.9	27.6%
Other revenues	152.0	132.6	14.6%	43.7	32.0	36.6%
Agency discounts	(2.6)	(1.2)	-116.7%	(0.6)	(0.5)	-20.0%
Total Revenues	**379.9**	**269.5**	**41.0%**	**110.7**	**83.7**	**32.3%**
Personnel, purchases, services, other costs	(222.8)	(133.4)	-67.0%	(78.1)	(47.9)	-63.0%
Inter-segment operating costs	(31.5)	(29.5)	-6.8%	(7.8)	(8.7)	10.3%
Total operating costs	**(254.3)**	**(162.9)**	**-56.1%**	**(85.9)**	**(56.6)**	**-51.8%**
EBITDA	**125.6**	**106.6**	**17.8%**	**24.8**	**27.1**	**-8.5%**
Rights Amortisations	(171.8)	(147.4)	-16.6%	(52.9)	(33.7)	-57.0%
Others amortisations and depreciations	(6.4)	(3.4)	-88.2%	(3.9)	(2.1)	-85.7%
Amortisations and depreciations	**(178.2)**	**(150.8)**	**-18.2%**	**(56.8)**	**(35.8)**	**-58.7%**
Operating Profit	**(52.6)**	**(44.1)**	**-19.3%**	**(31.8)**	**(8.5)**	**n.s.**
revenues %	*-13.8%*	*-16.4%*		*-28.7%*	*-10.2%*	

The increased revenues of ***Mediaset Premium*** television activities are mainly due to increased revenues deriving from the sale of prepaid and scratch cards and Easy Pay which totalled EUR 212.2 million, up sharply from EUR 129.7 million posted in the same period of the previous year. Other revenues refer to the sale of Premium events and content to other platforms.

As at the end of the third quarter the lower result posted by this business unit is attributable to the growth of costs pertaining to the acquisition of new customers facing to a stronger presence of Easy Pay component, as well as to the higher amortisation and depreciation of the rights deriving from the exploitation – starting from the third quarter – of the contracts relative to the football matches of Italy's main football clubs for the new 2009-2010 "Serie A" season, which had been acquired in the previous year.

Other	9 months 2009	2008	Changes %	3rd Quarter 2009	2008	Changes %
Multimedia	15.9	15.9	0.0%	2.9	3.7	-21.6%
Teleshopping	38.3	25.0	53.2%	16.7	8.6	94.2%
Movie distribution	52.2	55.7	-6.3%	20.5	13.4	53.0%
Other advertising revenues	41.9	44.5	-5.8%	9.2	14.9	-38.3%
Inter-segment revenues	124.2	108.9	14.0%	38.4	40.8	-5.9%
Total Revenues	**272.5**	**250.0**	**9.0%**	**87.7**	**81.4**	**7.7%**
Personnel, purchases, services, other costs	(162.0)	(163.7)	1.0%	(56.9)	(58.5)	2.7%
Inter-segment operating costs	(4.3)	(5.9)	27.1%	(1.2)	(2.3)	47.8%
Total operating costs	**(166.3)**	**(169.6)**	**1.9%**	**(58.1)**	**(60.8)**	**4.4%**
EBITDA	**106.2**	**80.4**	**32.1%**	**29.6**	**20.6**	**43.7%**
Amortisations and depreciations	(70.0)	(68.2)	-2.6%	(13.0)	(23.5)	44.7%
Operating Profit	**36.2**	**12.2**	**196.7%**	**16.5**	**(2.9)**	**n.s.**
revenues %	*13.3%*	*4.9%*		*18.8%*	*-3.6%*	

Other revenues include revenues deriving from international advertising concessions and billposting of sports events, licensing & merchandising activities and exploitation of Home Video rights.

Infra-sector revenues generated from Medusa Film activities, regarding the distribution of *free to air* or *pay TV* rights, and from TaoDue activities (a company included in the consolidation area starting from the second quarter of 2008), concerning the production of films and TV dramas to be either sold or used on the Mediaset networks, which are allocated based on their relevant stage of completion.

The operating result posted at period end benefited from the higher contribution provided by all activities included in this aggregate item.

Analysis of results by geographical segment: Spain

Here follows the income statement referring to Spanish operations, corresponding to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement	9 months		3rd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**432.2**	**734.9**	**111.5**	**171.9**
Personnel expenses	59.3	63.3	19.8	21.1
Purchases, services, other costs	182.9	238.1	69.0	73.4
Operating costs	**242.2**	**301.4**	**88.8**	**94.5**
EBITDA	**190.1**	**433.5**	**22.7**	**77.4**
Rights Amortisations	101.1	104.1	31.8	39.0
Others amortisations and depreciations	6.5	5.1	2.2	1.4
Amortisations and depreciations	**107.6**	**109.2**	**34.1**	**40.3**
Operating profit	**82.5**	**324.3**	**(11.4)**	**37.1**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**82.5**	**324.3**	**(11.4)**	**37.1**
Financial income/(losses)	2.3	(1.9)	1.4	(1.6)
Income/(expenses) from equity investments	(26.4)	(30.0)	12.6	(9.3)
EBT	**58.5**	**292.4**	**2.6**	**26.2**
Income taxes	-	(73.3)	-	0.7
Net profit from continuing operations	**58.5**	**219.1**	**2.6**	**26.9**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	3.7	9.3	(2.6)	2.6
Mediaset Group net profit	**62.2**	**228.4**	**-**	**29.5**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

	9 months		3rd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	56.0%	41.0%	79.6%	55.0%
EBITDA	44.0%	58.9%	20.4%	45.0%
Amortisation, depreciation and write-downs	24.9%	14.9%	30.6%	23.4%
EBIT	**19.1%**	**44.1%**	**-10.2%**	**21.6%**
EBT	**13.5%**	**39.8%**	**2.3%**	**15.2%**
Mediaset Group net profit	**14.4%**	**31.1%**	**0.0%**	**17.2%**
Tax rate (EBT %)	0.0%	25.1%	0.0%	-2.7%

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

	9 months			3rd Quarter		
	2009	**2008**	**%**	**2009**	**2008**	**%**
Television advertising revenues	406.5	695.8	-41.6%	102.4	156.3	-34.5%
Other advertising revenues	8.0	7.9	1.1%	2.6	2.3	16.9%
Gross advertising revenues	**414.5**	**703.7**	**-41.1%**	**105.0**	**158.5**	**-33.8%**
Agency discounts	(19.8)	(32.9)	39.7%	(5.2)	(7.4)	29.6%
Net advertising revenues	**394.7**	**670.8**	**-41.2%**	**99.8**	**151.1**	**-34.0%**
Other revenues	37.6	64.1	-41.3%	11.7	20.8	-43.6%
Total net consolidated revenues	**432.2**	**734.9**	**-41.2%**	**111.5**	**171.9**	**-35.1%**

The trend for revenues reflected the previously mentioned drop in ***television advertising revenues*** relative to Telecinco and equal to -41.6%. ***Other gross advertising revenues,*** including advertising sales in non-television media (Internet and Teletext) registered an increase equal to 1.1%.

Other revenues, generated from the distribution activity regarding film rights and audiovisual content as well as income derived from merchandising activities and telephone traffic, amounted to EUR 37.6 million against EUR 64.1 million in the same period of the previous year. Also the trend of other revenues reflected the negative economic situation and lower revenues deriving from the exploitation of film rights that in 2009 will predominantly be concentrated in the last part of the year.

	9 months		changes	3rd quarter		%
	2009	2008	%	**2009**	2008	changes
Operating costs	**349.8**	410.6	-14.8%	**122.9**	134.8	-8.8%
Personnel expenses	**59.3**	63.3	-6.3%	**19.8**	21.1	-6.2%
Purchases, services, other costs	**182.9**	238.1	-23.2%	**69.0**	73.4	-6.0%
Rights amortisations	**101.1**	104.1	-2.9%	**31.8**	39.0	-18.5%
Other amortisations and depreciations	**6.5**	5.1	27.5%	**2.2**	1.4	57.1%

Total costs for the Telecinco Group dropped by EUR 60.8 million against the same period in the previous year. This trend also reflected an higher positive impact deriving from the utilisation of the fund for risks in the first half of the year. Net of this component, costs were down 7.8%, mainly as a consequence of the cost control policy applied on all cost items, as well as a reduced cost of sales deriving from a reduction of non-advertising revenues.

In the first nine months of 2009, ***EBITDA*** totalled **EUR *190.1*** million against **EUR *433.5*** million of the previous year.

As at 30 September 2009, ***EBIT*** for Spain equalled **EUR *82,5*** million against **EUR *324.3*** in 2008; ***EBIT margin*** accounted for 19.1% against 44.1% of the same period in the previous year.

Below follows the analysis of the other items of the income statement with reference to the whole Mediaset Group.

	9 months		Changes	3rd Quarter		Changes
	2009	2008	%	**2009**	2008	%
Financial (income)/losses	**-24.9**	-58.9	57.7%	**-5.0**	-23.3	78.5%

The lower financial costs in the period of reference reflected the reduction in the average cost of debt as a result of the market rates trend.

	9 months		Changes	3rd Quarter		Changes
	2009	2008	%	**2009**	2008	%
Income/(expenses) from equity investments	**-26.6**	-37.3	28.7%	**11.4**	-13.1	187.0%

The lager profit amount in the period in question is mainly attributable to the valuation of the equity interest held in Edam which implied, in the same period of reference, a liability worth EUR -11.3 million (EUR -30.0 million in the first nine months of 2008). In the first nine months of 2009 Edam generated consolidated revenues equal to EUR 862.7 million, while EBITDA reached EUR 209.9 million, also taking advantage of revenues amounting to EUR 81 million related to the debt management process. Edam consolidated net result posted a loss equal to EUR -34 million (EUR -90.1 million as at September 2008), including financial liabilities for a total amount of EUR 150.1 million and amortisation of intangible assets identified upon Purchase Price Allocation following to the acquisition of the majority stake in Endemol, amounting to EUR 102.1 million.

	9 months		Changes	3rd Quarter		Changes
	2009	2008	%	**2009**	2008	%
EBT	**329.4**	609.0	-45.9%	**12.9**	23.9	-46.0%
Income taxes	-108.0	-136.7	21.0%	-6.8	-2.3	-195.7%
Tax Rate (%)	32.8%	22.4%		52.7%	9.6%	
Net profit from discontinued operations	-0.5	-2.2	77.3%	0.0	-0.9	100.0%
Minority interests in net profit	-36.7	-114.3	67.9%	-2.7	-15.0	82.0%
Net profit	**184.2**	355.8	-48.2%	**3.4**	5.7	-40.4%

The result for the period is shown net of **income tax** pursuant to the criteria defined by IAS 34, using the tax rate that is expected to be applied at year end. As already specified, the tax rate in the first half of 2008 included the recognition of net revenues equal to EUR 53.5 million deriving from the adherence to the optional tax redemption regime regarding some categories of corporate assets, introduced in Italy through the 2008 Budget Law. It should also be noted that in the first nine months of 2009, in relation to the Spanish operations, the tax-loss benefit deriving from the possibility of deducting investments in audiovisual media made pursuant to the enforced Spanish regulations offset taxation for the period.

As detailed in the table below, *Net result from discontinued operations* includes the contribution to consolidated revenues and costs relative to the first half of 2009 of the multiplex management activities transferred as of 30 June 2009. In the period in question, this result also includes a capital gain equal to EUR 1.2 million, recognised, according to IFRS 5, as at the date

of completion of the transaction, as the difference between Fair Value less costs to sell and the net carrying amount of the assets transferred.

(amounts in EUR millions)

	9 months		3rd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**30.4**	**40.5**	**-**	**12.2**
Personnel expenses	(6.3)	(7.6)	-	(2.2)
Purchases, services, other costs	(23.8)	(32.0)	-	(10.0)
Operating costs	**(30.0)**	**(39.6)**	**-**	**(12.2)**
EBITDA	**0.3**	**0.9**	**-**	**-**
Rights Amortisations	-	-	-	-
Others amortisations and depreciations	(1.1)	(2.1)	-	(0.7)
Amortisations and depreciations	**(1.1)**	**(2.1)**	**-**	**(0.7)**
Operating profit	**(0.8)**	**(1.3)**	**-**	**(0.7)**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**(0.8)**	**(1.3)**	**-**	**(0.7)**
Financial income/(losses)	(0.8)	(1.4)	-	(0.7)
Income/(expenses) from equity investments	-	-	-	-
EBT	**(1.6)**	**(2.7)**	**-**	**(1.4)**
Income taxes	(0.1)	0.4	-	0.5
Net profit from continuing operations	**(1.7)**	**(2.2)**	**-**	**(0.9)**

Balance sheet and financial position

Here follows the Summary Balance Sheet for the Group and for the geographical segments, reclassified in order to highlight the two macro aggregations which are ***Net invested capital*** and ***Net financial position***, the latter comprising *Gross financial debt* reduced by *Cash and other cash equivalents* and by *Other financial assets*. The detail of the items which determine the *Net financial position* are shown in the Notes under section No. 10.

These tables are therefore different from the ones included in the Annual report, prepared according to the breakdown of the current and non current element of assets and liabilities.

The item *Equity investments and other financial assets* includes assets recognised in the Balance sheet under items *Equity investments in associated and jointly controlled companies* and *Other financial assets* (limited for the latter item to *equity investments* and to *non current financial receivables*, with the exclusion of *financial assets available for sale* which are included in the *Net financial position*).

The item *net working capital* and *other assets and liabilities* includes *current assets* (with the exclusion of *cash and cash equivalents* and of *current financial assets* which are included in the *Net financial position*), *assets and liabilities for advance paid and deferred taxes, non current assets held for sale, provisions for risks and charges, payables to suppliers* and *payables to taxation authorities*.

(amounts in EUR millions)

Balance Sheet Summary	**30/09/2009**	**31/12/2008**
Film and television rights	2,727.0	2,396.1
Goodwill and differences arising from consolidation	512.4	513.4
Other tangible and intangible non current assets	971.7	1,051.9
Equity investments and other financial assets	366.4	361.6
Net working capital and other assets/(liabilities)	(432.1)	(92.1)
Post-employment benefit plans	(103.0)	(103.4)
Net invested capital	**4,042.4**	**4,127.5**
Group shareholders' equity	2,234.3	2,482.4
Minority interests	206.6	273.4
Total Shareholders' equity	**2,440.9**	**2,755.8**
Net financial position	**(1,601.5)**	**(1,371.7)**

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the periods under investigation.

It should be noted that the balance sheet situation regarding *Italian operations* includes – under the ***Equity investments and other financial assets*** item – the book value of the stake held in Gestevision Telecinco as well as the 25% equity investment held in Mediacinco Cartera, the company owning a 33.3% shareholding in Edam, entirely consolidated by Telecinco, having the majority control with 75% of the shares. These investments are then eliminated at the end of the consolidation process.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	30/09/2009	**31/12/2008**	**30/09/2009**	**31/12/2008**
Film and television rights	2,520.0	2,266.6	207.0	129.5
Goodwill and differences arising from consolidation	149.3	150.2	-	-
Other tangible and intangible non current assets	903.8	931.6	68.0	120.3
Equity investments and other financial assets	763.5	746.5	252.4	264.5
Net working capital and other assets/(liabilities)	(392.9)	(65.1)	(39.4)	(27.0)
Post-employment benefit plans	(103.0)	(103.4)	-	-
Net invested capital	**3,840.7**	**3,926.4**	**488.0**	**487.3**
Group shareholders' equity	2,356.5	2,527.2	301.4	448.4
Minority interests	59.6	53.4	9.7	13.1
Total Shareholders' equity	**2,416.1**	**2,580.6**	**311.1**	**461.5**
Net financial position	**(1,424.6)**	**(1,345.8)**	**(176.9)**	**(25.8)**

The table below shows a summary of the balance sheet situation of the Group as at 30 September 2009 highlighting the effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 30 September 2009	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Film and television rights	2,520.0	207.0		2,727.0
Goodwill and differences arising from consolidation	149.3	-	363.2	512.4
Other tangible and intangible non current assets	903.8	68.0		971.7
Equity investments and other financial assets	763.5	252.4	(649.4)	366.4
Net working capital and other assets/(liabilities)	(392.9)	(39.4)		(432.1)
Post-employment benefit plans	(103.0)	-		(103.0)
Net invested capital	**3,840.7**	**488.0**	**(286.2)**	**4,042.4**
Group shareholders' equity	2,356.5	301.4	(423.5)	2,234.3
Minority interests	59.6	9.7	137.3	206.6
Total Shareholders' equity	**2,416.1**	**311.1**	**(286.2)**	**2,440.9**
Net financial position	**(1,424.6)**	**(176.9)**		**(1,601.5)**

The summary of the ***cash flow statement*** by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. Also this table is reclassified with respect to the provisions envisaged by IAS 7 used for the preparation of the mandatory cash flow statement scheme, highlighting changes in Net financial position, which represents the most significant indicator of the Group's ability to meet financial obligations.

(amounts in EUR millions)

Cash flow statement	Mediaset Group		Italy		Spain	
	30/09/2009	30/09/2008	30/09/2009	30/09/2008	30/09/2009	30/09/2008
Net financial position at the beginning of the year	(1,371.7)	(1,208.8)	(1,345.8)	(1,222.0)	(25.8)	13.2
Free Cash Flow	300.3	548.4	230.7	272.1	69.7	276.3
- Cash Flow from operating activities (*)	1,065.4	1,283.7	870.0	936.2	195.4	347.5
- Investments in fixed assets	(1,101.1)	(1,143.8)	(965.3)	(984.1)	(135.8)	(159.7)
- Disposals of fixed assets	2.4	2.3	1.2	1.1	1.2	1.2
- Changes in net working capital and other current assets/liabilities	333.6	406.2	324.7	318.9	8.9	87.3
Change in consolidation area	26.7	(139.5)	26.7	(139.7)	-	0.2
(Re-purchases)/Sales of treasury shares	(2.5)	(1.3)	-	-	(2.5)	(1.3)
Share capital issues	-	-	-	-	-	-
Cash changes generated by equity investments	(21.6)	(33.0)	(11.8)	(9.6)	(9.8)	(23.4)
Dividends received	1.8	2.6	107.6	162.7	1.8	1.6
Dividends paid	(534.6)	(644.6)	(431.9)	(488.7)	(210.3)	(317.6)
Financial Surplus/Deficit	(229.8)	(267.5)	(78.8)	(203.2)	(151.1)	(64.3)
Net financial position at the end of the period	(1,601.5)	(1,476.3)	(1,424.6)	(1,425.2)	(176.9)	(51.1)

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's **free cash flow** amounted to ***EUR 300.3 million*** against EUR 548.4 million in the same period of 2008.

Fixed assets increases included in the cash flow statement are briefly detailed in the table below:

Investments in fixed assets	Mediaset Group		Italy		Spain	
	30/09/2009	30/09/2008	30/09/2009	30/09/2008	30/09/2009	30/09/2008
Investments in TV and movie theatre rights	(1,058.7)	(982.4)	(879.8)	(859.2)	(178.9)	(123.3)
Changes in advances on TV rights	43.7	(88.9)	(2.6)	(56.8)	46.3	(32.1)
TV rights: investments and advances	(1,015.0)	(1,071.3)	(882.4)	(916.0)	(132.6)	(155.4)
Investments in other fixed assets	(86.1)	(72.5)	(82.9)	(68.1)	(3.2)	(4.4)
Total investments in fixed assets	(1,101.1)	(1,143.8)	(965.3)	(984.1)	(135.8)	(159.7)

It should be noted that the investments made for the **acquisition of rights** in Italy in the first nine months of 2009 totalled approximately EUR 435 million with recognition of a counter-entry in item trade payables, relative to the purchase of the multiplex encrypted rights of the main "Serie A" football clubs for the 2010-11 and 2011-12 seasons, acquired during the third quarter. Similarly, investments in the first nine months of 2008 totalled approximately EUR 443 million, with recognition of a counter-entry in ***variation in current assets*** under trade payables, relative to the purchase of the multiplex encrypted rights of the main "Serie A" football clubs for the 2009-2010 season. In the remaining part of the same year the relevant satellite rights had been transferred to Sky .

In the period under investigation, ***Equity investments /Other financial investments*** included the acquisition by Medusa Film SpA of a 15% shareholding in Cinecittà Digital Factory Srl for a

price of EUR 0.9 million; the acquisition of an equity interest in Ares Srl for a price of EUR 6 million; the acquisition from third parties of financial liabilities of affiliated companies for a total amount of EUR 12.4 million, while the remaining amount referred to payments due to associated companies. In the same period of 2008 this item included an investment equal to EUR 21.5 million made by Gestevision Telecinco for the acquisition of an equity interest equal to 35.1% in Pegaso Television Inc.

Item ***Variation in the consolidation area*** included the Net Financial Position of the assets transferred as at 30 June 2009, equal to EUR +36.5 million and net outlays amounting to EUR -0.8 million in relation to loans granted to subsidiary Capitolosette Srl within the framework of the operation for the establishment of the partnership between RTI and 21 Partners, as described in the Half-Year Report under section "Significant events occurred in the period". This item also included the payment of EUR 9 million in favour of Fininvest S.p.A. as balance for the price paid for the acquisition of the equity interest in Medusa Film, calculated on the basis of the attained targets of performance relative to the 2008 movie season, as envisaged in the contract stipulated in July 2007 upon completion of the acquisition.

In the same period in 2008, this item included the impact on Net Financial Position of the 53.75% stake acquired in Taodue S.r.l. for a total price of EUR 104.1 million and the 49% equity investment made in Sportsnet Media Limited through the non-cash investment of Publiasia Limited and New Century Advertising Co. Ltd, previously included in the consolidation area. This item also includes an outlay equal to EUR 12.3 million relative to the increase in the shareholding held by the Group in Gestevision Telecinco, vis-à-vis the purchase in the stock market of an interest equal to 0.41% in the capital of the same company and the payment of EUR 9 million to Fininvest S.p.A. as settlement price for the purchase of the shareholding in Medusa Film, determined on the basis of the attainment of the performance parameters relative to the 2007 film season.

Group employees

As at 30 September 2009 Mediaset Group employees totalled ***5,897 people*** (6,326 as at 30 September 2008 and 6,375 as at 31 December 2008). This reduction is due to Medusa Cinema and Medusa Multicinema's exclusion from the consolidation area as at 30 June 2009. As at June 2009, these two companies employed 383 people and as at 30 September 363 people. The employees of these two companies are still included in the calculation of the average number of employees for the two periods subject to comparison.

The tables below show the trend in the number of employees broken down by geographical segments:

Number of employees (including temporary staff)	**ITALY**		**SPAIN**	
	30/09/2009	**30/09/2008**	**30/09/2009**	**30/09/2008**
Managers	347	351	100	105
Journalists	375	389	123	125
Middle managers	837	834	72	85
Office workers	3,196	3,568	821	840
Industry workers	4	3	22	26
Total	**4,759**	**5,145**	**1,138**	**1,181**

Average workforce (including temporary staff)	ITALY		SPAIN	
	9 months 2009	9 months 2008	9 months 2009	9 months 2008
Managers	351	346	101	106
Journalists	371	377	120	126
Middle managers	849	809	74	85
Office workers	3,483	3,563	830	845
Industry workers	20	4	23	28
Total	**5,074**	**5,099**	**1,148**	**1,190**

Transactions with related parties

Transactions with related parties are not quantifiable, nor are they atypical and unusual, being part of the normal business of the Group companies. Such transactions are carried out under normal market conditions, considering the characteristics of the products and services provided. The detailed information regarding their effects on the balance sheet, income statement and cash flow statement of holding companies, subsidiaries, associated companies and joint ventures, comprising those required by Consob Regulation of 29 July 2006, are included under Note 15 in this Report.

Foreseeable development

Despite what is expected to be a slight improvement in the short term, the economic scenario, as far as advertising investments are concerned in both Italy and Spain, is expected to remain extremely difficult for the remainder of the year.

In Italy, at the end of the first ten months of the year, gross advertising revenues for Mediaset channels had recorded a fall of 10.2%, compared with the -10.8% recorded at the end of nine months. In the same period, total advertising sales, in other words including other media sold in concession by the Group, recorded a fall of 9.6% (-10.3% after nine months). In line with the trends recorded in the second and third quarters, current evidence suggests that advertising sales in the last two months of 2009, which will be compared to the most critical period of the previous year, will continue to show an improving trend compared with the previous nine months of the year.

In the light of such trends, the results at the end of the first nine months, despite continued efforts to control television costs in recent months, at year end the Group is expected to post operating and consolidated net profits markedly lower than those of the previous year.

For the Board of Directors

The Chairman

MEDIASET GROUP

Consolidated Financial Statements and

Notes

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/9/2009	31/12/2008
ASSETS			
Non current assets			
Property, plant and equipment	5	498.6	527.6
Television and movie rights	5	2,727.0	2,396.1
Goodwill	5	512.4	513.4
Other intangible assets	5	473.1	524.3
Investments in associates	5	259.9	264.7
Other financial assets		106.5	96.9
Deferred tax assets		459.8	416.3
TOTAL NON CURRENT ASSETS		**5,037.3**	**4,739.3**
Current assets			
Inventories		64.3	52.6
Trade receivables		912.1	1,153.1
Other receivables and current assets		277.9	430.4
Current financial assets		14.3	12.7
Cash and cash equivalents		42.1	139.6
TOTAL CURRENT ASSETS		**1,310.7**	**1,788.4**
Non current assets held for sale		-	-
TOTAL ASSETS		**6,348.0**	**6,527.7**

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/9/2009	31/12/2008
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	6	(416.7)	(416.7)
Other reserves	7	424.0	421.4
Valuation reserve	8	2.8	11.2
Retained earnings		1,150.6	1,118.1
Net profit for the period		184.2	459.0
Group Shareholders' Equity		**2,234.3**	**2,482.4**
Minority interests in net profit		36.7	106.3
Minority interests in share capital, reserves and retained earnings		169.9	167.1
Minority interests		**206.6**	**273.4**
TOTAL SHAREHOLDERS' EQUITY		**2,440.9**	**2,755.8**
Non current liabilities			
Post-employment benefit plans		103.0	103.4
Deferred tax liabilities		68.4	67.8
Financial liabilities and payables		893.7	921.8
Provisions for non current risks and charges	9	94.5	132.1
TOTAL NON CURRENT LIABILITIES		**1,159.5**	**1,225.1**
Current liabilities			
Financial payables		743.5	550.3
Trade and other payables		1,477.4	1,300.3
Provisions for current risks and charges	9	65.0	83.0
Current tax liabilities		163.7	278.7
Other financial liabilities		48.1	55.1
Other current liabilities		249.9	279.4
TOTAL CURRENT LIABILITIES		**2,747.6**	**2,546.8**
Liabilities related to non current assets held for sale		**-**	**-**
TOTAL LIABILITIES		**3,907.1**	**3,771.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,348.0**	**6,527.7**

CONSOLIDATED INCOME STATEMENT

(EUR million)

INCOME STATEMENT	Notes	9M 2009	9M 2008
Sales of goods and services		2,609.8	2,957.9
Other revenues and income		42.3	36.0
TOTAL NET CONSOLIDATED REVENUES		**2,652.1**	**2,993.9**
Personnel expenses		376.1	374.4
Purchases, services, other costs		1,082.8	1,104.4
Amortisation, depreciation and write-downs		812.3	809.9
Impairment losses and reversal of impairment on fixed assets		-	-
TOTAL COSTS		**2,271.2**	**2,288.7**
Gains/(Losses) from disposal of equity investments		-	-
EBIT		**380.9**	**705.2**
Financial income/(losses)		(24.9)	(58.9)
Income/(expenses) from equity investments		(26.6)	(37.3)
EBT		**329.4**	**609.0**
Income taxes	11	108.0	136.7
NET PROFIT FROM CONTINUING OPERATIONS		**221.5**	**472.3**
Net Gains/(Losses) from discontinued operations		(0.5)	(2.2)
NET PROFIT FOR THE PERIOD		**220.9**	**470.1**
Attributable to:			
- Equity shareholders of the parent company		184.2	355.8
- Minority Interests		36.7	114.3
Earnings per share	12		
- Basic		0.16	0.31
- Diluted		0.16	0.31

MEDIASET GROUP

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

(EUR million)

	Notes	9M 2009	9M 2008
PROFIT OR LOSS FOR THE PERIOD (A)		**220.9**	**470.1**
Changes in revaluation surplus		-	-
Changes arising from translating the financial statement of foreign operations		-	-
Gains and losses on available-for-sale financial assets		-	-
Effective portion of gains and losses on hedging instruments in a cash flow hedge	8	(4.8)	16.7
Actuarial gains and losses on defined benefit plans	8	(2.9)	0.1
Other gains and losses of associates valued by equity method	7	4.2	1.0
Other gains and losses		-	
Tax effects relating to other gains and losses		2.0	(4.7)
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD NET OF TAX EFFECTS (B)		**(1.6)**	**13.0**
TOTAL COMPREHENSIVE INCOME (A)+(B)		**219.3**	**483.1**
attributable to:			
- owners of the parent		181.2	368.7
- non controlling interests		38.1	114.4

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	Notes	9M 2009	9M 2008
CASH FLOW FROM OPERATING ACTIVITIES:			
Operating profit before taxation		**354.0**	**666.4**
+ Depreciation and amortisation		812.3	809.9
+ Other provisions and non-cash movements		(6.5)	(19.3)
+ Equity investments evaluation result (net of gains/losses from sale operations)		26.6	37.3
+ Change in trade receivables		244.4	219.0
+ Change in trade payables		(29.6)	(40.5)
+ Change in other assets and liabilities		(93.9)	203.2
- Interests (paid)/received		(2.5)	(0.4)
- Income tax paid		(110.9)	(237.3)
Net cash flow from operating activities [A]		**1,193.9**	**1,638.3**
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from the sale of fixed assets		1.5	4.3
Proceeds from the sale of equity investments		0.2	-
Interests (paid)/received		-	(0.8)
Purchases in television rights		(1,058.7)	(982.4)
Changes in advances for television rights		43.7	(88.9)
Purchases of other fixed assets		(86.1)	(72.5)
Equity investments		(7.2)	(26.7)
Changes in payables for investing activities		217.9	144.4
Proceeds/(Payments) for hedging derivatives		(10.0)	(28.5)
Changes in other financial assets		(10.9)	(6.0)
Loans to other companies (granted)/repaid		(1.0)	(6.3)
Dividends received		1.8	2.6
Business Combinations net of cash acquired		-	(113.1)
Changes in consolidation area	13	(1.8)	(26.4)
Net cash flow from investing activities [B]		**(910.6)**	**(1,200.3)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Share capital issues		-	-
Change in treasury shares		(2.5)	(1.3)
Changes in financial liabilities		188.4	180.2
Dividends paid		(534.6)	(644.6)
Changes in other financial assets/liabilities		(8.3)	(6.7)
Interests (paid)/received		(23.9)	(47.3)
Net cash flow from financing activities [C]		**(380.9)**	**(519.7)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]		**(97.6)**	**(81.7)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]		**139.6**	**157.0**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]		**42.0**	**75.3**

MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	**Total Group shareholders' equity**	Total shareholders' equity attributable to minority interests	**TOTAL SHARE-HOLDERS' EQUITY**
Balance at 1/1/2008	**614.2**	**275.2**	**477.2**	**(416.7)**	**0.4**	**1,100.6**	**506.8**	**2,557.7**	**300.7**	**2,858.4**
Allocation of the parent company's 2007 net profit	-	-	-	-	-	506.8	(506.8)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(488.7)	-	(488.7)	(156.7)	(645.4)
Stock Option plan valuation	-	-	-	-	1.7	-	-	1.7	0.8	2.5
(Purchase)/sale of treasury shares	-	-	-	-	-	(0.6)	-	(0.6)	(0.7)	(1.3)
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Changes in consolidation area	-	-	(12.3)	-	-		-	(12.3)	44.9	32.6
Other changes	-	-		-		-	-	-	(0.1)	(0.1)
Comprehensive income/(loss)	-	-	0.8	-	12.1	-	355.8	368.7	114.4	483.1
Balance at 30/09/2008	**614.2**	**275.2**	**465.7**	**(416.7)**	**14.2**	**1,118.0**	**355.8**	**2,426.4**	**303.3**	**2,729.7**
Balance at 1/1/2009	**614.2**	**275.2**	**421.4**	**(416.7)**	**11.2**	**1,118.1**	**459.0**	**2,482.4**	**273.4**	**2,755.8**
Allocation of the parent company's 2008 net profit	-	-	-	-	-	459.0	(459.0)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(431.8)	-	(431.8)	(102.8)	(534.6)
Stock Option plan valuation	-	-	-	-	(3.6)	5.4	-	1.8	0.2	2.0
(Purchase)/sale of treasury shares	-	-	(1.2)		-	-	-	(1.2)	(1.3)	(2.5)
Profits/(losses) from negotiation of treasury shares	-	-		-	-	-	-	-	-	-
Changes in consolidation area	-	-	1.2	-	0.8	-	-	2.0	(1.1)	0.9
Other changes	-	-		-	-	(0.1)	-	(0.1)	0.1	-
Comprehensive income/(loss)	-	-	2.6	-	(5.6)	-	184.2	181.2	38.1	219.3
Balance at 30/09/2009	**614.2**	**275.2**	**424.0**	**(416.7)**	**2.8**	**1,150.6**	**184.2**	**2,234.3**	**206.6**	**2,440.9**

EXPLANATORY NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2009

1. Drafting criteria

These Summary Quarterly Financial Statements, drafted in compliance with IAS 34 – Interim Financial Reporting, were prepared according to the same accounting principles and valuation criteria adopted for the drafting of the Group's Consolidated Financial Statements as at 31 December 2007, which we invite you to refer to, with the exception of some valuations (*impairment test*) and, specifically, those referring to the verification of possible impairment losses on fixed assets, which, lacking indicators, events and phenomena which may modify previously made valuations, are normally tested for impairment annually, when all necessary information is available to complete the process.

Taxes for the period under examination were calculated based on the best possible estimate of the weighted average expected for year end.

Mediaset Group's consolidated interim results reflected the seasonality of revenues from advertising, which are traditionally concentrated in the first part of the fiscal year.

All the tables included in these financial statements have been adjusted based upon the provisions established in the revised version of IAS 1 – *Presentation of Financial Statements* – as better illustrated in detail in the Notes here below.

All the amounts of the items included in these consolidated quarterly financial statements are expressed in EUR millions according to their relevance.

Lastly, it should be noted that for the purpose of converting into euros the USD denominated values of the affiliated companies the following exchange rates were applied: 1.4643 as at 30 September and 1.3665 as average exchange rate for the first nine months of the year in question.

2. Accounting principles, amendments and interpretations applied from 1 January 2009

For the drafting of this Quarterly Report, the Group has adopted the revised version of **IAS 1 – *Presentation of Financial Statements*** – issued in September 2007 and with effective date as of 1 January 2009.

In particular, the revised version requires that in the Statement of changes in equity, the components different from those resulting from transactions with related parties, are aggregated under one single item using the descriptive term of "*Profit/(Loss)*" and separately presented in alternative in a "*Statement of comprehensive income*" or in two correlated statements, of which one, "*Separate statement of income*", shows profit and loss for the period and the other, "*Statement of comprehensive income*", also shows the other cost and revenue items, which, as required or admitted by the various international accounting principles, are directly recognised in equity reserves.

The Group opted for this latter option and presented both a *Consolidated statement of income* and a *Consolidated statement of comprehensive income,* consequently adjusting the presentation of the *Statement of changes in equity.*

In the relevant *Consolidated statement of comprehensive income,* the other comprehensive income components were recognised net of *re-classification adjustments,* that is, the amounts (specifically detailed in the comments regarding the changes in equity reserves in the Notes below) re-classified in profit/(loss) for the period, already recognised in the statement of the other components of the statement of comprehensive income for the period in question or in preceding periods. This statement also reflects the fiscal impact comprehensively attributable to each component of the statement of comprehensive income.

As of 1 January 2009, ***information by segment of activity*** is regulated by ***IFRS 8 – Operating segments*** – in lieu of *IAS 14 – Segment reporting* -. This new accounting principle requires the identification of operating segments and the presentation of the relevant information consistently with the criteria adopted by the management in the drafting of the internal periodic reporting concerning the allocation of resources and the analysis of the performance. Therefore, the principle identifies general segmentation and aggregation criteria (based on the different economic characteristics such as nature and type of activity, products and processes and, subsequently, quantitative relevance) and eliminates, vis-à-vis IAS 14, the obligation relative to disclosures based on primary and secondary segments (broken down by activity and geographical area). In relation to the drafting of this Quarterly Report, the application of this new principle did not imply any significant change in the segmentation criteria previously adopted, which were already compliant with the structure of internal reporting.

3. Adjustment to the financial statements of the previous year

As already mentioned on the 2009 interim report, It should be noted that EUR 176.7 million have been re-classified from item *tax payables and current activities* to item *other receivables and current activities* and EUR 32.6 million from item *other receivables and current activities* to item *tax payables* in order to better express the credit and debt position vis-à-vis the Treasury and not the net balance of tax payables/receivables.

4. Main changes in the consolidation area

In addition to the changes already specified in the Half-Year Report, here below are the changes that have occurred during the quarter under examination in relation to the consolidation area and resulting from the completion of the following company transactions.

On 30 July 2009 Publitalia '80 and Mondadori Pubblicità S.p.A. established an equally owned new company under the name of Concessionaria Web S.p.A. This company deals with the marketing of banner spaces, advertising and promotion spaces on websites, telematic networks and, in general, digital media.

On 31 July 2009 subsidiary RTI S.p.A. acquired 30% of Ares Film S.r.l., a company operating in the television production sector, for a price of EUR 6.0 million.

On 18 August Mediaset Investment S.a.r.l. acquired, upon the relevant establishment, 25% of Nessma Broadcast S.a.r.l. for a price of EUR 0.1 million. This company produces and distributes television programmes through a dedicated satellite television channel.

On 30 September 2009 subsidiary Gestevision Telecinco transferred its 60% equity interest in Cinematext Media S.A.

5. Intangible and tangible assets and investments

The main increases in the period, in addition to those relating to television and movie production rights, for which explanation has already been provided in the Report, refer to the acquisition of **tangible assets** for a total amount of EUR 74.5 million, of which EUR 45.6 million are attributed to work in progress assets on digital broadcasting and telecasting platforms and EUR 13.0 million mainly include the acquisition of generic equipment and systems for television programme production. Moreover, digital broadcasting and telecasting systems for a total amount of EUR 14.1 million have been completed as well as civil engineering works on properties for a total amount of EUR 0.8 million.

Increases in **other intangibile assets**, equal to EUR 17.9 million, include EUR 4.9 million for the acquisition of new software licences and EUR 6.1 million for the work in progress capitalisation for the implementation of the company new IT systems. Moreover, EUR 6.2 million have been re-classified from item intangible assets – work in progress and advances, EUR 4.7 million of which were mainly referred to the development of company IT systems and EUR 2.4 million to the purchase of licences for the exploitation of Fastweb fiber optics networks.

Decreases in tangible and intangibile assets (excluding rights and goodwill) totalled EUR 160.5 million and include, in addition to amortisation, depreciation and write-downs (equal to EUR 86.8 million), transfers (EUR 2.0 million) and the completion of assets previously recognised under item work in progress and advances (equal to EUR 26.1 million) and the impact relative to the transfer of the assets owned by Medusa Cinema S.p.A. and Medusa Multicinema S.pA. within the framework of the transaction concerning the sale of movie theatres for a total amount of EUR 42.4 million.

The decrease in item **investments in affiliated companies and joint ventures** is mainly attributed to the impact of net equity valuations of Pegaso Television Inc. and Edam Acquisition Holding I Cooperatief U.A. Increases in the period refer to the acquisition of a 49% equity interest in Capitolosette s.r.l. for a price equal to EUR 11.3 million and the acquisition of a 30% equity interest in Ares Film S.r.l. for a total price of EUR 6.0 million.

6. Treasury shares

It should be noted that no operations for the purchase or sale of treasury shares have occurred during the first nine months of 2009. As at 30 September 2009, Mediaset S.p.A. treasury shares are equal to 44,825,500 shares corresponding to EUR 416.7 million.

7. Legal reserve and other reserves

	31/12/2008	31/12/2007
Legal reserve	122.8	122.8
Equity evaluation reserve	(41.1)	(43.7)
Consolidation reserve	(78.8)	(78.8)
Other reserves	421.0	421.0
Total	**424.0**	**421.4**

The variation equal to EUR 2.6 million in the *Valuation reserve at equity*, including items directly recognised in the subsidiary's net equity in the case of equity method valuations of investments, is ascribable to the variation in cash flow hedge reserves and exchange reserves recognised in the net equity of the associated company Edam Acquisition Holding I Cooperatief U.A., corresponding to the shareholding held by the Group in such company.

8. Valuation reserves

	30/06/2009	31/12/2008
Cash flow hedge reserve	(6.1)	(3.3)
Stock option plans	14.9	18.5
Actuarial Gains/(Losses)	(6.0)	(4.0)
Total	**2.8**	**11.2**

The table below summarises the changes that have occurred in these reserves in the period of reference:

Valuation reserves	Balance at 1/1/2009	Changes in consolidation area	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 30/09/2009
Financial assets for cash flow hedging purpose	(3.3)	0.7	(1.1)	2.5	0.9	(7.1)	1.3	(6.1)
Stock option plans	18.5		(3.6)	-	-	-	-	14.9
Actuarial Gains/(Losses) on defined benefit plans	(4.0)	0.1	(2.9)	-	-	-	0.8	(6.0)
Total	**11.2**	**0.8**	**(7.6)**	**2.5**	**0.9**	**(7.1)**	**2.1**	**2.8**

Valuation reserve for financial cash flow hedging instruments is set up within the framework of the valuation of qualified hedging derivative instruments with respect to the exchange rate risk and the interest risk.

With respect to financial instruments for the management of the interest rate risk, changes during the first nine months of 2009, amounting to EUR -3,2 million, primarily regard the change in the fair value of collar derivative instruments concerning contracts stipulated to hedge against financial liabilities.

Changes that occurred within the framework of valuation reserves for the financial instruments for the hedging of the exchange rate risk refer for EUR 0.9 million to the adjustment of the initial carrying value of television rights acquired in the period and EUR -1.7 million to changes in fair value.

The ***Reserve for Stock Option Plans*** includes the amount of costs accrued as at 30 September 2009, determined pursuant to IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2005, 2007, 2008 and 2009 and by its subsidiary Telecinco in 2005, 2006, 2007 and 2008 for the amount pertaining to the Group. Changes in the period equal to EUR 1.8 million refer to the cost amount accrued as at 30 September 2009 pertaining to the Group and EUR 5.4 million to the reclassification in item Profits/(Losses) from preceding years in relation to the amount allocated to reserve for the plans for which the right to exercise the option has expired.

The ***Reserve from the valuation of actuarial profits and losses*** includes the actuarial components regarding the valuation of defined benefit plans, directly recognised in equity.

9. Provisions for risks

As already mentioned in the interim report, the change in the period mainly refers to the use for approximately EUR 30.0 million of the fund for risks allocated for tax purposes by subsidiary Gestevision Telecinco S.A. following to the opinion in favour given by the Spanish "Delegación Central de Grandes Contribuyentes de la Agencia Tributaria", which issued a resolution confirming that the company was relieved from the payment of any amounts, interest and sanctions.

10. Net Financial Position

Below is the breakdown of the ***consolidated net financial position*** pursuant to Consob Resolution No. 6064293 dated 28 July 2006, showing the Group's current and non current net financial debt.

Changes in the Net financial position occurred in the period of reference are thoroughly detailed in the relevant *Group's balance sheet and financial position* section of the relevant Report on Operations.

	30/09/2009	31/12/2008
Cash in hand and cash equivalents	0.1	0.9
Bank and postal deposits	42.0	138.8
Securities and other current financial assets	1.4	0.8
Total liquidity	**43.5**	**140.4**
Financial receivables from affiliated companies and joint ventures	3.4	1.8
Current financial receivables	9.7	8.5
Total current financial receivables	**13.2**	**10.3**
Due to banks	(743.5)	(550.3)
Other financial liabilities	(13.1)	(42.5)
Financial liabilities due to affiliated companies and joint ventures	(8.1)	(8.0)
Current financial debt	**(764.7)**	**(600.8)**
Current Net Financial Position	**(708.0)**	**(450.1)**
Due to banks	(888.0)	(883.7)
Payables and other non current financial liabilities	(5.4)	(37.9)
Non current financial debt	**(893.5)**	**(921.6)**
Net Financial Position	**(1,601.5)**	**(1,371.7)**

Item **Securities and current financial assets** includes securities held by subsidiary Mediaset Investment Sarl and the ineffective amount relative to derivative instruments used to hedge interest rate risk.

Item **Current financial receivables** mainly includes government contributions pursuant to Italian Law No. 1.213 of 4/11/65, as amended by Italian Law No. 153 of 1/3/1994, received for film productions developed by Medusa Film S.p.A., following to resolutions made by the competent authorities, yet not paid, for a total of EUR 8,4 million.

Item **Payables and current financial liabilities** mainly refers to the current amount of payables due to factoring companies equal to EUR 4.9 million; EUR 0.5 million refer to derivative instruments to hedge exchange risk and EUR 6.3 million to the fair value of derivative instruments to hedge interest rate risk of recognised financial liabilities.

The change against 31 December 2008 is attributable to the deconsolidation of payables to leasing companies, due within 12 months, following to the transfer of the stakes in Medusa Cinema Multicinema.

Item **Payables and non current financial liabilities** includes EUR 4.7 million relative to loans for film development, distribution and production and EUR 0.7 million to loans received from subsidiary Telecinco S.A.

The change against 31 December 2008 is attributable to the deconsolidation of payables to leasing companies, due within 12 months, following to the transfer of the stakes in Medusa Cinema Multicinema.

Item **Financial liabilities due to affiliated companies and joint ventures** refers to financial liabilities related to current account relations managed on behalf of such companies by parent company Mediaset S.p.A.

As far as item **Payables due to banks – non current portion** concerns, it should be noted that Mediaset S.p.A. has stipulated a new financing agreement with Monte dei Paschi for a total nominal amount of EUR 50.0 million; its subsidiary Gestevision Telecinco S.A. has stipulated a loan equal to EUR 15.3 million. EUR 58.6 million regarding the amount due to maturity within the end of the year for the loan contract stipulated with Intesa S.Paolo (former S.Paolo – IMI) and Mediobanca S.p.A. have been reclassified in item *Payables due to banks*.

The variation in item **Payables due to banks – current portion** refers, in addition to the reclassification from item *Payables due to banks – non current portion*, to the reimbursement of the loans for a total amount of EUR 278.6 million and a new loan contracts stipulated by Mediaset S.p.A. with Iccrea Bcc, equal to EUR 50.0 million, and Banca Popolare di Bergamo for EUR 130.0 million, respectively as well as a higher use of credit lines and an increase in the debt position of subsidiary Telecinco S.A., amounting to EUR 112.6 million.

With reference to the consolidated debt due to banks, the next table shows its nominal values and expiring dates recognized into time bands. It should be noted that the item *Non current financial liabilities due to banks* includes medium/long term committed credit lines and loans, while *Current financial liabilities due to bank* item includes short term component of loans as well as committed credit lines which contracts are due to terminate within the year and credit lines pertaining to short term anticipations.

	2009	2010	2011	2012	2013
Non current financial liabilities due to banks	-	180.0	103.6	474.3	130.0
Current financial liabilities due to banks	387.0	351.2	-	-	-
	387.0	**531.2**	**103.6**	**474.3**	**130.0**

As already indicated in the financial statements as at 31 December 2008, existing loans and credit lines are subject to covenants on a consolidated basis. In the event that the financial covenants are not met, Mediaset S.p.A. is committed to reimburse the portions used. The relevant parameters have been met to date.

11. Income tax

	9M 2009	9M 2008
Current tax expenses (foreign companies)	(4.8)	77.8
Current tax expenses (IRES and IRAP)	98.4	165.0
Deferred tax expense	14.3	(106.6)
Total	**107.9**	**136.3**

The financial result for the period is net of income tax in compliance with the recognition method established in IAS 34, using the weighted average annual income tax rate expected for year end.

As previously already commented, the Group tax rate benefited from the recognition of net proceeds for a total amount of EUR 53.5 million, generated from the use of deferred taxes for EUR 107.5 million and the allocation of a withholding tax equal to EUR 54.0 million following to the adhesion of Mediaset S.p.A. to the optional perimeter of the amnesty envisaged in Art. 1, paragraph 48 of the 2008 Budget Law.

12. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	9M 2009	9M 2008
Net profit for the period (millions of euro)	**184.2**	**355.8**
Weighted average number of ordinary shares (without own shares)	1,136,402,064	1,136,402,064
Basic EPS	**0.16**	**0.31**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,402,064	1,136,402,064
Diluted EPS	**0.16**	**0.31**

Earnings per share are calculated by comparing the Group's net income to the weighted average number of outstanding shares in the period, net of Treasury shares. The diluted earnings per share are calculated taking into account the number of outstanding shares and the potential dilution effect deriving from the allocation of Treasury shares to the beneficiaries of already accrued stock option plans.

13. Changes in the consolidation area

Item **changes in the consolidation area** included in the consolidated cash flow statement includes the impact of assets and liabilities of Medusa Cinema S.p.A. and Medusa Multicinema S.p.A. on cash flows in relation to deconsolidation and the indirect acquisition of an equity interest in Capitolosette s.r.l., as detailed here below:

Tangible and intangible non current assets	42.4
Goodwill	1.0
Trade receivables	3.4
Financial assets/(payables)	(33.0)
Post-employment benefit plans	(0.7)
Trade payables	(11.2)
Other assets/(liabilities)	6.1
Gains/(Losses) from discontinued operations	2.2
Financial receivables from affiliated companies	(0.7)
Equity investments	(11.3)
Net cash flow	**(1.8)**

14. *Segment report*

Below is the data requested by IFRS 8 for the segments identified based on the current internal organisational structure and the Group executive reporting standards.

The Group's primary segments, as already detailed in the *Quarterly Report on Operations*, coincide with the geographical areas (currently Italy and Spain) determined on the basis of operation sites. Within such primary segments an additional segmentation was operated in order to monitor the operational performance of the *areas of operation* included in the afore mentioned geographical areas, identified based on their relevant economic characteristics (nature of products /processes and final markets of reference). It should be noted that in the geographical area of Spain, coinciding with the Telecinco Group, there are no significant business segments other than the television core business, which, therefore, coincides with the same entity.

Based on the segmentation criteria adopted, here below is information provided by geographical areas as well as the reconciliations requested by IFRS 8 concerning profit or loss, assets and liabilities, resulting from the two specifically drafted sub-consolidated statements, while for the operating segment identified in the geographical area of Italy, information is provided with reference to the economic results and the directly attributed "operating" activities.

Geographical areas

The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments of activity, Italy and Spain, respectively as at 30 September 2009 and 2008.

The tables are drafted taking into account the specific data of the sub-consolidated statements, in which the book value of the shareholdings held by the companies belonging to any segment identified as such, in other companies of any other segment, is recognised at purchase cost and eliminated upon consolidation. Similarly, in the sector's statement of income, costs and revenues (relative to dividends possibly received from such investments) are aggregated under item *Result from other investments.*

In particular, data concerning infra-sector assets refer to the cancellation of investments entered under the activities of the geographical segment of Italy in Gestevision Telecinco (50.5%) and Mediacinco (held at 25% and already fully consolidated in the geographical segment of Spain, being controlled by Telecinco with a 75% shareholding) and a loan granted by Mediaset Investimenti Sarl to Mediacinco equal to EUR 59.9 million as at 30 September 2009.

Non monetary costs refer to allocations to provisions for risks and charges and to the costs for stock option plans.

30 September 2009	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	2,219.9	432.2	-	2,652.1
Inter-segment revenues	0.8	-	(0.8)	-
Consolidated net revenues	**2,220.7**	**432.2**	**(0.8)**	**2,652.1**
%	84%	16%		100%
Operating profit	**298.4**	**82.5**	**-**	**380.9**
%	78%	22%		100%
EBIT	**298.4**	**82.5**	**-**	**380.9**
Financial income/(losses)	(27.3)	2.3	-	(24.9)
Income/(expenses) from equity investments valued with the e	(0.2)	(26.4)	-	(26.6)
Income/(expenses) from other equity investments	106.9	-	(106.9)	-
EBT	**377.8**	**58.5**	**(106.9)**	**329.4**
Income taxes	(108.0)	-	-	(108.0)
NET PROFIT FROM CONTINUING OPERATIONS	**269.8**	**58.5**	**(106.9)**	**221.5**
Net Gains/(Losses) from discontinued operations	(0.5)	-	-	(0.5)
NET PROFIT FOR THE PERIOD	**269.3**	**58.5**	**(106.9)**	**220.9**
Attributable to:				
- Equity shareholders of the parent company	262.9	62.2	(140.9)	184.2
- Minority Interests	6.4	(3.7)	34.0	36.7
OTHER INFORMATION				
Assets	5,950.1	745.8	(347.8)	6,348.0
Liabilities	3,534.0	434.8	(61.6)	3,907.1
Investments in tangible and intangible non current assets	965.3	135.8	-	1,101.1
Amortization	704.7	107.6	-	812.3
Impairment losses	-	-	-	-
Other non monetary expenses	3.8	(41.7)	-	(37.8)

(*)Including the change in item *advances for the purchase of rights*

30 September 2008	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	2,259.0	734.9		2,993.9
Inter-segment revenues	0.6	-	(0.6)	-
Consolidated net revenues	**2,259.6**	**734.9**	**(0.6)**	**2,993.9**
%	76%	24%		100%
Operating profit	**380.9**	**324.3**	**-**	**705.2**
%	54%	46%		100%
EBIT	**380.9**	**324.3**	**-**	**705.2**
Financial income/(losses)	(57.0)	(1.9)	-	(58.9)
Income/(expenses) from equity investments valued	(7.3)	(30.0)	-	(37.3)
Income/(expenses) from other equity investments	161.7	-	(161.7)	-
EBT	**478.3**	**292.4**	**(161.7)**	**609.0**
Income taxes	(63.4)	(73.3)	-	(136.7)
NET PROFIT FROM CONTINUING OPERATIC	**414.9**	**219.1**	**(161.7)**	**472.4**
Net Gains/(Losses) from discontinued operations	(2.2)	-	-	(2.2)
NET PROFIT FOR THE PERIOD	**412.7**	**219.1**	**(161.7)**	**470.2**
Attributable to:				
- Equity shareholders of the parent company	410.2	228.4	(282.8)	355.8
- Minority Interests	2.4	-9.3	121.2	114.3
OTHER INFORMATION				
Assets	5,978.6	960.1	(352.0)	6,586.7
Liabilities	3,527.6	395.4	(66.0)	3,857.0
Investments in tangible and intangible non current assets	984.1	159.7	-	1,143.8
Amortization	700.7	109.2	-	809.9
Impairment losses	-	-	-	-
Other non monetary expenses	28.7	1.1	-	29.8

(*)Including the change in item *advances for the purchase of rights*

Italy: Areas of operation

30 September 2009	FREE TO AIR TELEVISION	NETWORK OPERATOR	MEDIASET PREMIUM	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,622.8	69.7	379.9	148.3		2,220.7
Inter-segment revenues	1.0	92.1	-	124.2	(217.3)	-
Consolidated net revenues	**1,623.8**	**161.8**	**379.9**	**272.5**	**(217.3)**	**2,220.7**
%	73%	7%	17%	12%	-10%	100%
EBIT	**311.9**	**20.8**	**(52.6)**	**36.1**	**(17.8)**	**298.4**
Television rights	1,842.3	-	741.6	147.8	(211.6)	2,520.0
Other tangible and intangible non current assets	290.7	529.7	12.9	70.6	-	903.8
Goodwill	2.7	6.2	-	140.4	-	149.3
Trade receivables	725.4	45.2	68.1	78.4	-	917.1
Inventories	23.0	6.3	20.4	7.9	-	57.7
Operating assets	**2,884.1**	**587.4**	**843.0**	**445.1**	**(211.6)**	**4,547.9**
Investments in television rights (*)	398.5	-	486.9	78.4	(84.0)	879.8
Other investments	18.2	60.7	3.2	0.8	-	82.9
Investments in tangible and intangible assets	**416.6**	**60.7**	**490.1**	**79.2**	**(84.0)**	**962.7**

(*)Excluding the change in item *advances for the purchase of rights*

30 September 2008	FREE TO AIR TELEVISION	NETWORK OPERATOR	MEDIASET PREMIUM	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,788.5	60.0	269.5	141.6		2,259.6
Inter-segment revenues		92.6		108.5	(201.0)	-
Consolidated net revenues	**1,788.5**	**152.6**	**269.5**	**250.1**	**(201.0)**	**2,259.6**
%	79%	7%	12%	11%	-9%	100%
EBIT	**425.9**	**6.9**	**(44.1)**	**12.2**	**(19.9)**	**380.9**
Television rights	1,775.9	-	782.2	146.4	(179.4)	2,525.1
Other tangible and intangible non current assets	294.7	513.7	11.9	130.4	-	950.7
Goodwill	2.5	6.2	-	137.7	-	146.4
Trade receivables	612.1	54.3	88.4	67.7	-	822.5
Inventories	26.0	3.5	4.5	7.2	-	41.1
Operating assets	**2,711.3**	**577.6**	**887.0**	**489.3**	**(179.4)**	**4,485.8**
Investments in television rights (*)	412.2	-	491.6	52.7	(97.3)	859.2
Other investments	26.4	35.5	4.4	1.8	-	68.1
Investments in tangible and intangible assets	**438.6**	**35.5**	**496.0**	**54.5**	**(97.3)**	**927.3**

(*)Excluding the change in item *advances for the purchase of rights*

15. Transactions with related parties

The Group carried out trade operations with the holding company and its affiliated companies, joint ventures and subsidiaries under normal market conditions.

The table below is a summary of the effects reflected on the income statement and balance sheet of the Group originating from the trade operations carried out with related parties:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/ (charges)
Fininvest S.p.A.	0.4	4.0	-	0.3	4.5	-
Associated companies						
A.C. Milan S.p.A.	0.2	31.4	-	0.1	0.3	-
Alba Servizi Aerotrasporti S.p.A.	0.0	0.5	-	0.1	2.6	-
Arnoldo Mondadori Editore S.p.A.	4.3	1.0	-	12.5	0.8	-
Banca Mediolanum S.p.A.	0.8	0.0	-	5.3	0.0	-
Il Teatro Manzoni S.p.A.	0.7	0.9	-	0.0	0.5	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Quinta Communication S.A.	-	1.8	-	-	-	-
Servizi Milan S.r.l.	0.8	0.0	-	-	8.6	-
Altre Società Consociate	5.7	2.2	0.0	6.6	3.6	-
Total parent company and associated	**13.0**	**41.8**	**0.0**	**24.8**	**20.8**	**-**
Joint control companies						
Boing S.p.A.	1.3	1.6	(6.2)	3.8	4.3	(0.1)
Fascino Produzione e Gestione Teatro S.r.l.	-	0.9	(1.8)	-	21.3	(0.0)
MediaVivere S.r.l.	3.8	4.8	-	0.0	20.2	-
Tivù S.r.l	0.4	0.7	-	0.5	1.6	-
Affiliated companies						
Aprok Imagen S.L.	-	0.0	-	-	0.1	-
Ares Film S.r.l.	-	6.6	-	-	-	-
Auditel S.r.l.	-	-	-	-	4.2	-
Beigua S.r.l.	-	-	-	-	-	-
BigBang Media S.L.	0.6	0.6	-	-	2.6	-
Campus Multimedia In-Formazione	0.1	0.0	-	0.2	0.2	-
Canal Factoria de Ficcion S.A.	-	-	-	-	-	-
Capitolosette S.r.l.	2.1	0.1	0.6	0.4	0.0	0.0
La Fabrica De La Tele (former Hormigas Blancas Producciones S.L.)	0.6	5.9	-	0.1	13.2	-
Nessma S.A.	0.4	-	0.7	0.4	-	-
Pegaso Television Inc.	0.6	-	3.4	0.5	-	0.0
Premiere Megaplex S.A.	-	-	-	-	-	-
Producciones Mandarina S.L.	0.0	1.5	-	0.1	5.1	-
Publieci Television S.A.	0.1	0.3	-	0.3	0.9	-
Sportsnet Media Ltd.	-	-	-	-	-	-
Titanus Elios S.p.A.	-	0.0	-	-	3.7	-
Total joint control and affiliates	**10.0**	**23.1**	**(3.3)**	**6.3**	**77.5**	**(0.1)**
Other related parties	**-**	**-**	**-**	**-**	**0.6**	**-**
TOTAL	**23.0**	**64.9**	**(3.3)**	**31.1**	**98.9**	**(0.1)**

Revenues and trade receivables of companies belonging to the Fininvest Group and the Mediolanum Group mainly referred to sales of television advertising slots; while costs and trade payables were mainly attributable to the purchase of television rights and productions.

Relations with the affiliated companies Capitolosette s.r.l., Nessma S.A. and Pegaso Television Inc. also included the relations with the latter companies' subsidiaries. In particular, as at 30 September, balance sheet relations vis-à-vis Capitolosette s.r.l. mainly referred to Medusa Multicinema S.p.A. and Medusa Cinema S.p.A.

Transactions included under item *Other transactions with related parties* mainly refer to consulting services provided by Sin&rgetica, a company belonging to directors of Fininvest S.p.A.

The main impact on the consolidated cash flows generated by transactions with related parties included, in addition to dividend payout to parent company Fininvest S.p.A. amounting to EUR 173.3 million, the price of EUR 9.0 million paid as second and last earnout for the acquisition of the equity interest in Medusa Film, calculated on the basis of the attained targets of performance, and outlays amounting to EUR 34.5 million for the acquisition of rights from Milan A.C..

It should be noted that in the first nine months of 2009 television rights were acquired from Mediavivere S.rl. for a total amount of EUR 12.6 million.

16. Other information

16.1 Investment commitments and guarantees

As at 30 September 2009 no significant changes in existing investment commitments and guarantees have occurred as opposed to those identified as at 30 June 2009.

17. Transactions resulting from atypical and/or unusual operations

In compliance with Consob Resolution No. DEM 60644296 of 28 July 2006, it is hereby specified that during the first nine months of 2009 the Group did not carry out any atypical and/or unusual transaction as defined in the same Resolution.

18. Events occurred after 30 September 2009

No significant events have occurred after the end of the quarter.

In compliance with Art. 154-bis, par. 2 of the Financial Consolidation Act, Mr. Andrea Goretti, Executive Manager responsible for the drafting of Mediaset S.p.A. corporate accounting documents, hereby declares that the accounting data and information contained herein reflect the results of accounting documents, books and entries.

For the Board of Directors

The Chairman